Exhibit 99.1

News Release

November 6, 2014

TELUS reports strong results for third quarter 2014

Revenue and earnings growth driven by strength in both wireless and wireline

Strong customer growth with 136,000 net new customer connections

Leading customer loyalty with monthly postpaid wireless churn of 0.90 per cent

$1.4 billion returned to shareholders year-to-date through October

Quarterly dividend increased by 11.1 per cent to 40 cents per share — eighth increase under dividend growth program

Vancouver, B.C. — For the third quarter of 2014, TELUS Corporation reported consolidated operating revenue growth of 5.4 per cent from a year earlier, for the first time surpassing quarterly revenue of $3.0 billion. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 2.9 per cent to $1.07 billion. EBITDA excluding restructuring and other like costs increased by 4.3 per cent to $1.1 billion. Net income of $355 million was flat year-over-year, while adjusted net income increased by 6.0 per cent to $387 million. Basic earnings per share (EPS) rose by 3.6 per cent to $0.58, while adjusted EPS increased by 10 per cent to $0.64.

Darren Entwistle, TELUS Executive Chair said, “Our strong third quarter results reflect the significant and ongoing benefits of a global leader in employee engagement and a TELUS team that continues to embrace our company’s top priority to put customers first in everything we do. Indeed, as a result of this commitment, TELUS delivered an industry-best 136,000 net new customer connections, record lifetime revenue per customer and an industry-leading postpaid customer loyalty rate of 0.90 per cent. Moreover, our leading results reflect the continuity of our Customers First strategy launched in 2008, which has focused on listening to our customers and making real changes to meet their needs in order to provide a truly differentiated experience. Our team’s steadfast execution of this strategy is reflected in the just-released CCTS Annual Report in which complaints against TELUS have declined 53 per cent since 2011. Notably, this is the third consecutive year that TELUS has had the lowest number of complaints amongst Canada’s major carriers, reflecting the power of our customer first culture in action.”

Mr. Entwistle added, “In addition to the strategic long-term investments we are making to meet the needs of our customers and drive our future growth, we are simultaneously returning significant amounts of cash to our shareholders through our multi-year share purchase and dividend growth programs. In this regard, we further enhanced our track record by completing our 2014 share purchase program during the quarter, returning $500 million to our shareholders, and building upon the $1 billion NCIB program completed in 2013. Notably, the combined value of the two share purchase programs, plus nearly $1.8 billion in dividends paid, total $3.3 billion that we have returned to our shareholders since the beginning of 2013. To further demonstrate our commitment to this program, we announced in October that we would accelerate the start of our 2015 NCIB program to purchase and cancel up to $500 million in additional TELUS shares. Finally, I am also pleased to announce today that we are raising our quarterly dividend by 11.1 per cent year-over-year to 40 cents per share. This is our eighth increase since announcing our multi-year dividend growth program in May 2011.”

Joe Natale, TELUS President and CEO said, “TELUS’ performance in the third quarter demonstrates that putting customers first delivers consistent results. Our recent CCTS scores, combined with our industry-leading postpaid churn rate, clearly distinguish TELUS as the telecom industry’s customer service leader.”

“We are committed to delivering upon what Canadians deserve from their telecom, Internet and TV provider, while simultaneously growing our businesses and producing meaningful returns for our shareholders,” Mr. Natale added.

John Gossling, TELUS Executive Vice-President and CFO said, “In the third quarter, TELUS continued to maintain the strongest balance sheet in our industry. Our strength was further enhanced by the successful issuance of $1.2 billion of new low-cost long term debt in September, which significantly increased our liquidity to more than $2 billion. As a result of the new debt issue, the average term to maturity of our long-term debt was extended to 11.2 years, compared to 5.5 years at the end of 2012, and our average cost of long-term debt has decreased to 4.72 per cent compared to 5.44 per cent at the end of 2012. As a result of our stable financial position, TELUS has the unique ability to make strategic investments in our advanced broadband networks and services for the benefit of all our customers, while returning significant capital to our shareholders.”

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ and in millions, except per share amounts	Three months ended September 30		Per cent
(unaudited)	2014	2013	change
Operating revenues	3,028	2,874	5.4
Operating expenses before depreciation and amortization	1,963	1,839	6.7
EBITDA(1)(2)	1,065	1,035	2.9
EBITDA excluding restructuring and other like costs(1)(2)(3)	1,095	1,050	4.3
Net income	355	356	(0.3)
Adjusted net income(4)	387	365	6.0
Basic earnings per share (EPS)	0.58	0.56	3.6
Adjusted EPS(4)	0.64	0.58	10.3
Capital expenditures	657	555	18.4
Free cash flow(5)	219	365	(40.0)
Total customer connections(6)	13.55	13.27	2.1

(1)             EBITDA does not have any standardized meaning prescribed by IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated and segmented level. For further definition and explanation, see Section 11.1 in the accompanying 2014 third quarter Management’s discussion and analysis.

(2)             EBITDA for the third quarter of 2014 includes a negative impact of $4 million from the inclusion of Public Mobile.

(3)             For the third quarter of 2014 and 2013, restructuring and other like costs were $30 million and $15 million, respectively.

(4)             Adjusted net income and Adjusted EPS do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding (after income taxes): 1) restructuring and other like costs; 2) long-term debt pre-payment premium; and 3) income tax-related adjustments. For further analysis of the aforementioned items see Section 1.3 in the accompanying 2014 third quarter MD&A.

(5)             Free cash flow does not have any standardized meaning prescribed by IFRS-IASB. For definition and explanation, see Section 11.1 in the accompanying 2014 third quarter Management’s discussion and analysis.

(6)             Sum of active wireless subscriber units (excluding Public Mobile subscribers, which are all prepaid), network access lines, total Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers). Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers representing those who, in our judgment, are unlikely to migrate to our new services.

Consolidated revenue growth was generated by strength in both wireless and wireline operations, with network wireless revenue up 6.6 per cent and wireline revenue up 2.5 per cent from a year ago. In wireless, revenue was primarily driven by continued subscriber growth and higher data usage as a result of continued smartphone adoption and the expansion of TELUS’ LTE network coverage. Wireline strength was driven by data revenue growth of 7.1 per cent, generated primarily by high-speed Internet subscriber growth and higher revenue per customer, and TELUS TV subscriber growth. Data revenue from both wireless and wireline operations increased by 14 per cent over the same period a year ago to $1.65 billion.

TELUS attracted a total of 136,000 net new customer connections (excluding Public Mobile) in the quarter, driven by the gain of 113,000 wireless postpaid customers, 23,000 TELUS TV subscribers and 22,000 high-

speed Internet customers, partially mitigated by the moderating loss of residential access lines. TELUS’ total wireless subscriber base is up 2.3 per cent from a year ago to 8.0 million, high-speed Internet connections are up 5.7 per cent to 1.45 million, and TELUS TV subscribers are up 14 per cent to 888,000.

TELUS’ ongoing customers first focus delivered a strong nine basis point year-over-year improvement in monthly postpaid wireless subscriber churn to a record low 0.90 per cent, the fifth consecutive quarter this important metric was below one per cent.

Free cash flow of $219 million was lower by 40 per cent from a year ago as higher EBITDA was more than offset primarily by higher capital expenditures (excluding spectrum licences), interest and income tax payments.

TELUS returned $385 million to shareholders in the third quarter, consisting of $234 million in dividends paid and $151 million in share purchases under its 2014 normal course issuer bid (NCIB) program, which was completed at the end of September. Year-to-date through the end of October, TELUS returned $1.4 billion to shareholders consisting of $913 million in dividends and the purchase of 13.6 million shares for approximately $524 million under its 2014 and advanced 2015 NCIB programs.

TELUS’ 2014 consolidated capital expenditures target, as described in TELUS’ fourth quarter 2013 results and 2014 financial target news release issued on February 13, 2014, has been revised and TELUS now anticipates full year consolidated capital expenditures of approximately $2.3 billion compared to its previously estimated 2014 target of $2.2 billion. The Company plans to continue its network-focused investments in advanced broadband wireless and wireline technologies, and in customers’ first initiatives.

Reflecting the successful integration efforts of Public Mobile in 2014, TELUS’ revised expectation for consolidated and wireless EBITDA for 2014 is to be negatively impacted by less than $20 million (previously $40 million).

The preceding disclosure respecting TELUS’ 2014 financial targets and assumptions contains forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ at the beginning of the accompanying Management’s discussion and analysis for the third quarter of 2014 and are based on management’s expectations and assumptions as set out in TELUS’ fourth quarter 2013 results and 2014 financial target news release and in Section 9 entitled ‘General outlook and assumptions’ in TELUS’ 2013 annual report.

This news release contains statements about financial and operating performance of TELUS (the Company) and future events, including with respect to future dividend increases and normal course issuer bids through 2016 and the 2014 annual targets that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for the 2014 annual guidance, semi-annual dividend increases through 2016 and our ability to sustain and complete our multi-year share purchase programs through 2016), qualifications and risk factors referred to in the first, second and accompanying third quarter Management’s discussion and analysis, in the 2013 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

Operating Highlights

TELUS wireless

•                  Wireless network revenues increased by $95 million or 6.6 per cent to $1.54 billion in the third quarter of 2014, compared to the same period a year ago. This growth was driven by continued subscriber base expansion, higher data usage as a result of a continued increase in smartphone adoption, the expansion of TELUS’ LTE network coverage, higher wholesale data roaming revenues and increased customer adoption of higher rate two-year plans.

•                  Blended ARPU (excluding Public Mobile) increased by 3.2 per cent to $64.51, reflecting TELUS’ sixteenth consecutive quarter of year-over-year growth.

•                  Monthly postpaid subscriber churn declined nine basis points year-over-year to 0.90 per cent. Blended monthly churn (excluding Public Mobile) was down 11 basis points to reach an all-time record low of 1.25 per cent. TELUS’ low blended churn rate reflects the Company’s successful customers first service approach, investments in customer retention as well as a greater proportion of postpaid clients in TELUS’ subscriber base.

•                  Total wireless net additions (excluding Public Mobile) of 113,000 increased by 8.7 per cent over the same period a year ago. Postpaid net adds growth of 113,000 increased by 6.6 per cent, while prepaid net additions (excluding Public Mobile) were flat. The total wireless subscriber base (excluding Public Mobile) was up 2.3 per cent or 179,000 from a year ago to 8.0 million. Higher-value postpaid subscribers represent 87.5 per cent of TELUS’ total subscriber base (excluding Public Mobile).

•                  Smartphone subscribers now represent 80 per cent of TELUS’ postpaid base, up from 75 per cent a year ago.

•                  Wireless EBITDA increased by $20 million or 2.9 per cent to $700 million over last year due primarily to network revenue growth, partially offset by higher retention costs to support leading postpaid subscriber churn. EBITDA excluding restructuring and other like costs and the negative impact from Public Mobile was $720 million, an increase of 5.1 per cent.

•                  Wireless EBITDA less capital expenditures decreased by $37 million to $449 million in the quarter as higher EBITDA was more than offset by higher capital expenditures on broadband network infrastructure, including the deployment of 700 MHz spectrum and system resiliency and reliability initiatives in support of ongoing customers first programs.

TELUS wireline

•                  External wireline revenues increased by $33 million or 2.5 per cent to $1.34 billion in the third quarter of 2014, when compared with the same period a year ago. This growth was generated by increased data revenue, partially offset by continued declines in legacy voice local and long-distance revenues.

•                  Data service and equipment revenues increased by $57 million or 7.1 per cent, due to continued high-speed Internet subscriber growth and higher revenue per customer, a higher TELUS TV subscriber base, increased TELUS Health revenues, and growth in business process outsourcing services.

•                  Total TV net additions of 23,000 were lower by 11,000 from the same quarter last year, due primarily to slower market growth. The total TV subscriber base of 888,000 increased by 112,000 or 14 per cent from a year ago.

•                  High-speed Internet net additions of 22,000 increased by 3,000 over the same quarter a year ago. The high-speed subscriber base of 1.45 million is up 79,000 or 5.7 per cent from a year ago.

•                  Total network access lines (NALs) declined by 21,000 in the quarter compared to a loss of 40,000 a year ago. Residential NAL losses of 24,000 reflects an improvement of 9,000 or 27 per cent over the same period a year ago, while business NALs grew by 3,000 compared to a loss of 7,000 a year ago. These improvements reflect the success of TELUS’ customers first initiatives and bundling strategy, as well as the implementation of voice and data services for several business customers, offset by ongoing wireless and Internet substitution and competition.

•                  Wireline EBITDA of $365 million increased by $10 million or 3.1 per cent year-over-year, while EBITDA excluding restructuring and other like costs increased by $11 million or 3.3 per cent. The improvement primarily reflects continued high-speed Internet, enhanced data and TELUS TV revenues as well as ongoing operating efficiency initiatives.

•                  Wireline EBITDA less capital expenditures declined to $(41) million as higher EBITDA was more than offset by higher capital expenditures that are supporting TELUS’ long-term growth. Capital expenditures increased over the same period last year to support business service growth, ongoing investments in customers first initiatives and broadband network infrastructure expenditures, including connecting more homes and businesses directly to our fibre optic broadband network.

Dividend Declaration — increased to 40 cents per quarter, up 11.1 per cent from a year ago

The TELUS Board of Directors has declared a quarterly dividend of 40 cents ($0.40) Canadian per share on the issued and outstanding Common Shares of the Company payable on January 2, 2015 to holders of record at the close of business on December 11, 2014. This fourth quarter dividend represents a four cent or 11.1 per cent increase from the $0.36 quarterly dividend paid on January 2, 2014.

This new quarterly dividend is the eighth increase under TELUS’ dividend growth program originally announced in May 2011 and extended through 2016, wherein the company plans to continue with two dividend increases per year, normally announced in May and November, of circa 10 per cent annually. Notwithstanding this, dividend decisions will continue to be dependent on earnings and free cash flow and subject to the Board’s assessment and determination of TELUS’ financial situation and outlook on a quarterly basis. There can be no assurance that the company will maintain its dividend growth program through to 2016.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $11.8 billion of annual revenue and 13.5 million customer connections, including 8.0 million wireless subscribers, 3.2 million wireline network access lines, 1.45 million Internet subscribers and 888,000 TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $350 million to charitable and not-for-profit organizations and volunteered 5.4 million hours of service to local communities since 2000. Created in 2005 by Executive Chairman Darren Entwistle, TELUS’ 11 community boards across Canada have led the company’s support of grassroots charities and will have contributed $47 million in support of 3,700 local charities organizations by the end of 2014, enriching the lives of more than two million Canadian children and youth. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Paul Carpino (647) 837-8100 ir@telus.com

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of investor webcast call, supplementary financial information and our full 2013 annual report at telus.com/investors.

TELUS’ third quarter 2014 conference call is scheduled for November 6, 2014 at 9:30 a.m. ET (6:30 a.m. PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. A telephone playback will be available on November 6 until December 15 at 1-855-201-2300. Please use reference number 1166789# and access code 92105#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

TELUS CORPORATION

Management’s discussion and analysis

2014 Q3

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us or our refer to TELUS Corporation and where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include, but are not limited to, statements relating to annual targets, outlook, guidance and updates, our multi-year dividend growth program, our multi-year share purchase programs, and trends. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. By their nature, forward-looking statements do not refer to historical facts, are subject to inherent risks and uncertainties, and require us to make assumptions. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the stated targets, expectations, estimates or intentions. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. An update on our general outlook and assumptions for 2014 is in Section 9 General outlook and assumptions in the Management’s discussion and analysis (MD&A).

Factors that could cause actual performance to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to:

•                  Competition including: continued intense rivalry across all services among established telecommunications companies, advanced wireless services (AWS) entrants, cable-TV providers, other communications companies and emerging over-the-top (OTT) services; the potential entry of new competitors; active price and brand competition; competition for wireless spectrum; our ability to continue to retain customers through an enhanced customer service experience; network access line (NAL) losses; subscriber additions and retention volumes and associated costs for wireless, TV and high-speed Internet services; pressures on wireless average revenue per subscriber unit per month (ARPU) from promotional activity from competitors, market conditions and government actions, flat-rate pricing trends for voice and data, inclusive long distance plans for voice, and increasing availability of Wi-Fi networks for data; and our ability to obtain and offer content across multiple devices on wireless and TV platforms at a reasonable cost.

•                  Regulatory decisions and developments including: the federal government’s stated intention to further increase wireless competition, reduce roaming costs on wireless networks in Canada and require further unbundling of TV channels and eliminate paper bill charges; the Competition Bureau’s recommendation to the Canadian Radio-television and Telecommunications Commission (CRTC) that it should implement remedies to provide more favourable roaming access terms to new entrant service providers; future spectrum auctions (including limitations on established wireless providers, spectrum set-aside favouring smaller carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the outcome of the CRTC review of mandated wholesale services, including consideration of mandated competitor access to fibre-to-the-premises facilities; vertical integration by competitors into broadcast content ownership and timely and effective enforcement of regulatory safeguards; ongoing monitoring and compliance with restrictions on non-Canadian ownership of TELUS Common Shares; interpretation and application of tower sharing and roaming rules; the non-harmonization between provincial consumer protection legislation, in particular in light of the new CRTC mandatory national Wireless Code (the Code), which came into effect on December 2, 2013 and possible operational challenges from the Code, resulting from two and three-year customer contracts ending coterminously in 2015.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, and overall slower market growth in the wireline segment; increasing numbers of households that have only wireless and/or Internet-based telephone services; continuation of wireless voice ARPU declines through, among others, substitution to messaging and OTT applications, such as Skype; substitution to Wi-Fi services from wireless services; and OTT Internet protocol (IP) services that may displace TV and entertainment services or impact revenue.

•                  Technology including: subscriber demand for data that challenges wireless networks and spectrum capacity levels; our reliance on legacy systems and information technology; technology options, evolution paths and roll-out plans for wireline and wireless networks (including broadband initiatives, such as fibre to the home, and wireless small-cell deployment); our reliance on wireless network access agreements; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; the performance of long-term evolution (LTE) wireless technology; our ability to address our near-term spectrum deficiency in certain geographical areas with recently acquired spectrum (including the spectrum in the 700 MHz band) and redeployment of existing spectrum holdings; our ability to obtain additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireless networks and success of new products, new services and supporting systems; network reliability and change management (including migration risks, related to technology and customer retention, to new, more efficient Internet data centres (IDCs) and realizing the expected benefits); timing of decommissioning of certain legacy wireline networks and services to reduce operating costs, timing of decommissioning of CDMA and iDEN wireless networks to redeploy spectrum and reduce operating costs, and the associated subscriber migration and retention risks; availability of resources and ability to build out adequate broadband capacity; and success of upgrades and evolution of TELUS TV® technology, which depend on third-party suppliers.

•                  Economic growth and fluctuations including: the strength and persistence of economic growth in Canada that may be influenced by economic developments outside of Canada; future interest rates; inflation; pension investment returns, funding and discount rates; and Canada: U.S. dollar exchange rates.

•                  Capital expenditure levels, including: potential outlays for spectrum licences in spectrum auctions or from third parties, due to our wireless deployment strategy for LTE and future technologies, wireline broadband initiatives, subscriber demand for data, new IDC initiatives, and the Industry Canada wireless spectrum auctions for AWS-3 spectrum (1755 — 1780 MHz, 2155 — 2180 MHz), as well as for 2.5 GHz (2500 — 2690 MHz) bands currently expected in March 2015 and April 2015, respectively.

•                  Financing and debt requirements including ability to carry out refinancing activities.

•                  Ability to sustain dividend growth program of circa 10% per annum through 2016 and ability to sustain and complete multi-year share purchase programs through 2016. These programs may be affected by factors such as regulatory and government decisions, competitive environment, economic performance in Canada, our earnings and free cash flow, and levels of capital expenditures and spectrum licence purchases. Quarterly dividend decisions are subject to our Board of Directors’ (Board) assessment and determination based on the Company’s financial position and outlook. Share purchase programs may be affected by the change in our intention to purchase shares, and the assessment and determination of our Board from time to time. Consequently, there can be no assurance that these programs will be maintained through 2016.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other like costs, without losing customer service focus or negatively impacting business operations. Initiatives include: our earnings enhancement program to drive improvements in earnings before interest, income taxes, depreciation and amortization (EBITDA), business integrations; business process outsourcing; internal offshoring and reorganizations; procurement initiatives; and consolidation of real estate.

•                  Process risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations; our ability to implement effective change management for system replacements and upgrades; process redesigns and business integrations; implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft; and real estate joint venture development risks.

•                  Tax matters including: complex tax laws that may be subject to interpretation by the tax authorities that may be different from ours; changes in tax laws, including tax rates; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and international tax complexity and compliance.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human-caused threats such as electronic attacks and human errors; equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics and pandemics; and the effectiveness of business continuity and disaster recovery plans and responses.

•                  Litigation and legal matters including: our ability to successfully defend class actions pending against us and legal compliance complexity domestically and in foreign jurisdictions.

•                  Acquisitions or divestitures including: our ability to successfully integrate acquisitions or complete divestitures in a timely manner, and realizing expected strategic benefits.

•                  Health, safety and environmental developments and other risk factors discussed herein and listed from time to time in our reports and public disclosure documents, including our annual report, annual information form, and other filings with securities commissions or similar regulatory authorities in Canada (on SEDAR at sedar.com) and in our filings with the Securities and Exchange Commission (SEC) in the United States, including Form 40-F (on EDGAR at sec.gov). Section 10: Risks and risk management in this MD&A is incorporated by reference in this cautionary statement.

Management’s discussion and analysis (MD&A)

November 6, 2014

Contents

Section		Description
1.	Introduction	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Consolidated highlights

2.	Core business and strategy

3.	Corporate priorities for 2014

4.	Capabilities	4.1 Principal markets addressed and competition 4.2 Operational resources 4.3 Liquidity and capital resources 4.4 Changes in internal control over financial reporting

5.	Discussion of operations	5.1 General 5.2 Summary of consolidated quarterly results and trends 5.3 Consolidated operations 5.4 Wireless segment 5.5 Wireline segment

6.	Changes in financial position

7.	Liquidity and capital resources

7.1 Overview

7.2 Cash provided by operating activities

7.3 Cash used by investing activities

7.4 Cash provided (used) by financing activities

7.5 Liquidity and capital resource measures

7.6 Credit facilities

7.7 Sale of trade receivables

7.8 Credit ratings

7.9 Financial instruments, commitments and contingent liabilities

7.10 Outstanding share information

7.11 Transactions between related parties

8.	Accounting matters	8.1 Critical accounting estimates 8.2 Accounting policy developments

9.	General outlook and assumptions

10.	Risks and risk management	10.1 Regulatory matters

11.	Definitions and reconciliations	11.1 Non-GAAP financial measures 11.2 Wireless operating indicators

1.              Introduction

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of the consolidated financial position and financial performance of TELUS for the three-month and nine-month periods ended September 30, 2014, and should be read together with TELUS’ September 30, 2014 condensed interim consolidated financial statements (subsequently referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our interim consolidated financial statements comply with IFRS-IASB and Canadian GAAP and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures, such as earnings before interest, income taxes, depreciation and amortization (EBITDA), to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All amounts are in Canadian dollars, unless otherwise specified.

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. The MD&A and the interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors for issuance on November 6, 2014.

1.2 The environment in which we operate

Economic growth

We estimate economic growth in Canada could be 2.3% in 2014 and 2.5% in 2015, based on a composite of estimates from Canadian banks and other sources. The Bank of Canada’s October 2014 Monetary Policy Report estimated economic growth for Canada at 2.25% in 2014 and 2.50% in 2015. In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 6.8% for September 2014 (7.2% reported in December 2013; 6.9% reported in September 2013).

Latest regulatory developments

On July 28, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Advanced Wireless Services in the Bands 1755 — 1780 MHz and 2155 — 2180 MHz (AWS-3). In this framework, the Minister of Industry proposes to auction 50 MHz of AWS-3 spectrum in March 2015 in advance of the April 2015 2500 MHz auction and set aside 30 MHz (or 60%) of the spectrum for wireless carriers with less than 10% national and 20% provincial wireless subscriber market share.

On September 8, 2014, the CRTC continued its Let’s Talk TV review, where it sought comments from industry stakeholders on a broad range of topics, including how basic packages should be structured, pick and pay, over-the-top (OTT) services and vertical integration, as well as penetration-based rate cards. We submitted public comments on June 27, 2014, during a consultation phase, where we proposed measures to tackle some of the challenges existing in the current industry structure. Outcomes of this review are expected in the first half 2015.

On September 29, 2014, the CRTC initiated the oral hearing phase of its proceeding to review wholesale mobile wireless services. During the hearing, the CRTC heard submissions from various parties, including the Competition Bureau, consumer groups, new entrants, and established wireless carriers. Matters in issue included roaming, tower sharing, rate setting for wholesale services, and other wholesale arrangements such as Mobile-Virtual-Network-Operators (MVNOs). The Commission’s decision is expected in the first half of 2015.

For additional information, see Section 10.1 Regulatory matters.

1.3 Consolidated highlights

Closing of $1.2 billion debt offering and early redemption of $500 million 5.95% Series CE Notes

On September 10, 2014, we closed a debt offering of $1.2 billion in senior unsecured notes in two series, an $800 million offering at 3.75%, due January 17, 2025, and a $400 million offering at 4.75%, due January 17, 2045. The net proceeds were used to repay indebtedness consisting of (a) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million Series CE Notes, and (b) other outstanding commercial paper, which had been originally incurred for general corporate purposes. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2014, was approximately $13 million before income taxes (or $0.02 per share after income taxes).

Share purchase programs

On September 23, 2014, we successfully completed our 2014 normal course issuer bid (NCIB) program, purchasing approximately 13 million of our Common Shares and returning $500 million to shareholders. The average share purchase price was $38.45. The purchased shares represent 2.1% of the shares outstanding prior to commencement of the NCIB. On September 29, 2014, we announced that we had received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2015 NCIB) to purchase and cancel up to 16 million Common Shares up to a maximum amount of $500 million over a 12-month period, commencing October 1, 2014. This represents up to an additional 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX. Our Board believes such share purchases are in the best interest of TELUS and that they constitute an attractive investment opportunity and desirable use of TELUS funds that should enhance the value of the remaining shares.

Additionally, we entered into an automatic share purchase plan with a broker to allow us to purchase our Common Shares under our NCIB during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters established by us. As at October 31, 2014, pursuant to our 2015 NCIB, we had purchased approximately 0.6 million Common Shares for cancellation for $24 million, at an average price of $38.90 per share.

There can be no assurance that we will complete our 2015 NCIB or renew the NCIB program for 2016. For additional information on our multi-year share purchase programs, see Section 4.3. Also see Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Consolidated highlights

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, unless noted otherwise)	2014	2013	Change		2014	2013	Change
Consolidated statements of income
Operating revenues	3,028	2,874	5.4%		8,874	8,456	4.9%
Operating income	606	590	2.7%		1,849	1,725	7.2%
Income before income taxes	482	481	0.2%		1,508	1,388	8.6%
Net income (1)	355	356	(0.3)%		1,113	1,004	10.9%

Net income per equity share (2)
Basic (basic EPS) ($)	0.58	0.56	3.6%		1.80	1.55	16.1%
Diluted ($)	0.58	0.56	3.6%		1.80	1.55	16.1%
Dividends declared per equity share (2) ($)	0.38	0.34	11.8%		1.12	1.00	12.0%

Basic weighted-average equity shares outstanding (2) (millions)	613	633	(3.2)%		617	646	(4.5)%
Consolidated statements of cash flows
Cash provided by operating activities	1,037	1,084	(4.3)%		2,490	2,520	(1.2)%

Cash used by investing activities	(611)	(552)	(10.7)%		(2,955)	(1,602)	(84.5)%
Capital expenditures (excluding spectrum licences) (3)	(657)	(555)	(18.4)%		(1,789)	(1,533)	(16.7)%

Cash provided (used) by financing activities	(257)	(772)	66.7%		355	(993)	135.8%
Other highlights
Subscriber connections (4) (thousands)					13,545	13,270	2.1%
EBITDA (5)	1,065	1,035	2.9%		3,215	3,067	4.8%
Restructuring and other like costs included in EBITDA (5)	30	15	100.0%		49	65	(24.6)%
EBITDA — excluding restructuring and other like costs (5)	1,095	1,050	4.3%		3,264	3,132	4.2%
EBITDA — excluding restructuring and other like costs margin (5) (6) (%)	36.2	36.5	(0.3	)pts.	36.8	37.0	(0.2	)pts.
Free cash flow (5)	219	365	(40.0)%		720	915	(21.3)%
Net debt to EBITDA — excluding restructuring and other like costs(4) (times)					2.18	1.80	0.38

Notations used in MD&A: n/m — Not meaningful; pts. — Percentage points.

(1)         See Analysis of net income and Analysis of basic EPS in Operating highlights.

(2)         Equity shares: Common Shares since February 4, 2013; Common Shares and Non-Voting Shares prior to February 4, 2013.

(3)         Capital expenditures (excluding spectrum licences) include assets purchased, but not yet paid for, and consequently differ from cash payments for capital assets (excluding spectrum licences) on the condensed interim consolidated statements of cash flows.

(4)         The sum of active wireless subscriber units (excluding Public Mobile subscribers, which are all prepaid), NALs, Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. Effective with the second quarter of 2013 and on a prospective basis, wireless machine-to-machine (M2M) subscribers have been removed from the subscriber base to align with emerging industry practice. Cumulative subscriber connections include an April 1, 2013 opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike® subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(5)         Non-GAAP financial measures. See Section 11.1.

(6)         EBITDA — excluding restructuring and other like costs, as a percentage of operating revenues.

Operating highlights

•                  Consolidated operating revenues increased year over year by $154 million or 5.4% in the third quarter of 2014 and by $418 million or 4.9% in the first nine months of 2014. Combined wireless and wireline data revenues were $1.65 billion in the third quarter of 2014 and $4.76 billion in the first nine months of 2014, up by $208 million in the quarter and by $582 million in the first nine months of 2014, representing a 14% increase as compared to the same periods in 2013. Wireless network revenues increased by $95 million or 6.6% in the third quarter and by $252 million or 6.0% for the nine-month period, as a result of subscriber additions, growth in data usage, increased wholesale data roaming revenues, effects of higher rate two-year plans, as well as revenues from Public Mobile, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans, and continued but moderating substitution to data services and features. Wireline data revenues increased year over year by $57 million or 7.1% in the third quarter and by $204 million or 8.7% in the first nine months of 2014 due to revenue growth in Internet and enhanced data services, TELUS TV, TELUS Health services, business process outsourcing, as well as gains from the sale of certain real estate assets and other investments. These increases in wireline data revenues were partly offset by ongoing declines in legacy wireline voice revenues. Consolidated operating revenues, excluding Public Mobile, were $3.0 billion, or an increase of 4.7% in the third quarter of 2014, and $8.8 billion, or an increase of 4.1% in the first nine months of 2014.

Excluding Public Mobile, wireless blended average revenue per subscriber unit per month (ARPU) was $64.51 in the third quarter of 2014, up $2.02 or 3.2% from the same period in 2013. For the first nine months of 2014, wireless blended ARPU was $62.76, up $1.54 or 2.5% from the same period in 2013. These increases were driven by growth in data usage and roaming, and a higher overall postpaid mix, partly offset by a decline in voice revenue. Postpaid subscribers represented 87.5% of the total subscriber base at September 30, 2014, compared to 86.2% at September 30, 2013.

•                  During the 12-month period ended September 30, 2014, our subscriber connections (excluding Public Mobile) increased by 275,000, inclusive of wireless adjustments made for Mike subscribers on October 1, 2013. This growth reflects a 2.3% increase in wireless subscribers (excluding Public Mobile), 14% growth in TELUS TV subscribers and a 5.7% increase in high-speed Internet subscribers, partly offset by a 2.7% decline in total network access lines (NALs).

Our postpaid wireless subscriber net additions (excluding Public Mobile) were 113,000 in the third quarter and 239,000 in the first nine months of 2014, as compared to 106,000 in the third quarter and 265,000 in the first nine months of 2013. The increase in postpaid net subscriber additions in the third quarter of 2014 is due to greater availability of iconic devices launched in the quarter, compared to the same period in 2013, and a reduction in our postpaid churn rate. Our monthly postpaid subscriber churn rates were 0.90% in the third quarter and 0.93% in the first nine months of 2014, as compared to 0.99% in the third quarter and 1.05% in the first nine months of 2013, matching our lowest postpaid churn rates recorded in the second quarter of 2006. Blended churn in the third quarter of 2014 of 1.25% represents our lowest churn since we became a national carrier 14 years ago.

•                  Consolidated EBITDA increased year over year by $30 million or 2.9% in the third quarter of 2014 and by $148 million or 4.8% in the first nine months of 2014. EBITDA excluding restructuring and other like costs increased year over year by $45 million or 4.3% in the third quarter of 2014 and by $132 million or 4.2% in the first nine months of 2014. These increases reflect growth in wireless network revenues and wireline data revenues, improving Internet and TV margins, and a lower wireless cost of acquisition, partly offset by higher wireless retention costs. Consolidated EBITDA, excluding Public Mobile and restructuring and other like costs, was $1.1 billion in the third quarter and $3.3 billion in the first nine months of 2014, an increase of 4.5% and 4.7%, respectively, from the comparable periods in 2013.

•                  Operating income increased year over year by $16 million or approximately 2.7% in the third quarter of 2014 and by $124 million or 7.2% in the first nine months of 2014. The increases in the third quarter of 2014 and the first nine months of 2014 resulted from year-over-year EBITDA growth partly offset by an increase in total depreciation and amortization expenses.

•                  Income before income taxes increased year over year by $1 million or 0.2% in the third quarter of 2014 and by $120 million or 8.6% in the first nine months of 2014. Higher operating income in the third quarter of 2014 was partly offset by an increase in financing cost of approximately $13 million for the early redemption of Series CE Notes in September 2014. Higher financing costs were partly offset by lower employee defined benefit plan net interest. The increase in income before income taxes in the first nine months of 2014 included the financing costs of $23 million expense for the early redemption of Series CF Notes in May 2013.

•                  Income taxes increased year over year by $2 million or 1.6% in the third quarter of 2014. In the first nine months of 2014, income taxes increased by $11 million or 2.9%, primarily reflecting higher pre-tax income. Income taxes in the first nine months of 2013 included a second quarter $22 million adjustment to revalue deferred income tax liabilities, as a result of the increase in the B.C. provincial corporate income tax rate, from 10% to 11%, effective April 1, 2013.

•                  Net income decreased year over year by $1 million or 0.3% in the third quarter of 2014 and increased by $109 million or 10.9% in the first nine months of 2014. Net income in the third quarter was flat due to higher restructuring and other like costs for cost structure reduction initiatives as part of our earnings enhancement program, Public Mobile integration costs and the debt prepayment premium. Excluding these items, net income increased year over year by $22 million or 6.0% in the third quarter of 2014 and by $72 million or 6.6%, in the first nine months of 2014.

Analysis of Net income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Net income	355	356	(0.3)%	1,113	1,004	10.9%
Add back (deduct):
Restructuring and other like costs, after income taxes	22	11	100.0%	36	49	(26.5)%
Long-term debt prepayment premium, after income taxes	10	—	100.0%	10	17	(41.2)%
Unfavourable (favourable) income tax-related adjustments (see Section 5.2)	—	(2)	100.0%	(2)	15	n/m
Net income excluding the above items	387	365	6.0%	1,157	1,085	6.6%

•                  Basic earnings per share (EPS) increased year over year by $0.02 or 3.6% in the third quarter of 2014 and by $0.25 or 16% in the first nine months of 2014. The impact of Public Mobile on basic EPS was a decrease of $0.01 in the third quarter of 2014 and $0.03 in the first nine months of 2014. The reduction in the number of shares from our 2014 NCIB program, net of share option exercises, contributed approximately $0.02 to the year-over-year increase in basic EPS in the third quarter and $0.08 in the first nine months of 2014, with the balance driven by higher EBITDA.

Analysis of basic EPS ($)

	Third quarters ended September 30			Nine-month periods ended September 30
	2014	2013	Change	2014	2013	Change
Basic EPS	0.58	0.56	3.6%	1.80	1.55	16.1%
Add back:
Restructuring and other like costs after income taxes, per share	0.04	0.02	100%	0.06	0.08	(25.0)%
Long-term debt prepayment premium after income taxes, per share	0.02	—	100%	0.02	0.03	(33.3)%
Unfavourable income tax-related adjustments, per share (see Section 5.2)	—	—	n/m	—	0.02	(100.0)%
Basic EPS excluding the above items	0.64	0.58	10.3%	1.88	1.68	11.9%

•                  Dividends declared per equity share were $0.38 in the third quarter of 2014, up 12% from the third quarter of 2013. On November 5, 2014, the Board declared a fourth quarter dividend of $0.40 per share on the issued and outstanding Common Shares of the Company, payable on January 2, 2015, to shareholders of record at the close of business on December 11, 2014. The fourth quarter dividend increased by $0.04 per share or 11% from the $0.36 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3.

•                  Effects of the acquisition of Public Mobile Holdings Inc.

On November 29, 2013, we acquired 100% of Public Mobile, a Canadian wireless communications operator focused on the Toronto and Montreal markets. The investment was made with the objective of growing our wireless segment operations, including acquiring additional spectrum licences. The migration of Public Mobile customers to our 4G network was completed in the third quarter of 2014.

The contribution of Public Mobile to our financial results in the three-month and nine-month periods ended September 30, 2014 increased wireless revenues by $19 million in the third quarter of 2014 and by $68 million in the first nine months of 2014, decreased wireless EBITDA by $4 million in the third quarter of 2014 and by $16 million in the first nine months of 2014, and reduced net income by $5 million in the third quarter of 2014 or approximately $0.01 per share, and by $17 million in the first nine months of 2014 or approximately $0.03 per share. Public Mobile has been fully integrated into our systems and networks and is expected to contribute positive EBITDA in future periods.

Liquidity and capital resource highlights

•                  Net debt to EBITDA — excluding restructuring and other like costs was 2.18 times at September 30, 2014, down from 2.21 times at June 30, 2014, as a result of growth in EBITDA excluding restructuring and other like costs and relatively flat net debt. Our long-term policy guideline range for this ratio is from 1.50 to 2.00 times. At the end of the third quarter of 2014, this ratio was outside of the long-term policy guideline range due to the funding of the purchase for $1.14 billion of the 700 MHz spectrum licences in April 2014. We continue to aspire to return to the policy guideline but given the cash demands of upcoming spectrum auctions and other requirements, the timing of such return remains to be determined. While the ratio temporarily exceeds our long-term policy guideline, we are meeting our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio (as defined in the credit facility) to exceed 4.00 to 1.00, see Section 7.5.

•                  Cash provided by operating activities decreased year over year by $47 million in the third quarter and by $30 million in the first nine months of 2014. The decreases resulted mainly from higher income tax payments and working capital changes, partly offset by increased consolidated EBITDA for the three and nine-month periods in 2014, and for the nine-month period, by lower contributions to employee defined benefit plans.

•                  Cash used by investing activities increased year over year by $59 million in the third quarter and by $1.35 billion in the first nine months of 2014, mainly due to increased capital expenditures and, for the nine-month period, the payment for the 700 MHz spectrum acquisition. Capital expenditures (excluding spectrum licences) increased year over year by $102 million in the third quarter and by $256 million in the nine-month period, mainly due to our continued focus on investment in wireline and wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the 700 MHz spectrum rollout and the LTE expansion, connecting more homes and businesses directly to fibre-optic cable, as well as in network and system resiliency and reliability to support our ongoing customers first initiatives and our growing subscriber base, and to ready the network and systems for future retirement of legacy assets.

•                  Cash used by financing activities decreased year over year by $515 million in the third quarter, due to a decrease in long-term debt issued, net of repayments, partly offset by lower payments for the purchase and cancellation of our Common Shares under our NCIB programs, compared to the same period in 2013. In the first nine months of 2014, cash provided by financing activities was $355 million, compared to cash used by financing activities of $993 million in the first nine months of 2013, due to an increase in long-term debt issued, net of repayments, and lower payments for the purchase and cancellation of our Common Shares under our 2014 NCIB, partly offset by a reduction in short-term borrowings, see Section 7.4.

In the first nine months of 2014, we returned $1.18 billion in cash to shareholders, consisting of $680 million in dividends paid and $500 million in share purchases pursuant to our 2014 NCIB. For additional details on our multi-year dividend growth program and multi-year share purchase programs, see Section 4.3 and Section 7.4.

As announced on August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our $500 million 5.95% Series CE Notes. The debt prepayment premium recorded in the three-month period ended September 30, 2014, was approximately $13 million before income taxes.

•                  Free cash flow was $219 million in the third quarter of 2014 and $720 million in first nine months of 2014, reflecting year-over-year decreases of $146 million for the quarter and $195 million for the nine-month period of 2014. The decreases for the first nine months of 2014 resulted mainly from higher capital expenditures (excluding spectrum licences) and higher income tax payments, partly offset by EBITDA growth. The decrease in the third quarter was due to the same factors as for first nine months of 2014, but was further impacted by higher employer contributions to employee defined benefit plans.

2.              Core business and strategy

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Our core business was described in our annual 2013 MD&A.

Strategic imperatives

Since 2000, we have maintained a consistent strategic intent to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. Our focus is on our core telecommunications business in Canada, supported by our international contact centres and outsourcing capabilities.

We developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. These six strategic imperatives continue to guide our actions and contribute to the achievement of our financial goals. To advance these long-term strategic initiatives and address near-term opportunities and challenges, we set new corporate priorities each year, as further described in Section 3. Our strategic imperatives are discussed below.

Focusing relentlessly on the growth markets of data, IP and wireless

External wireless revenues and wireline data revenues were $7.4 billion in the first nine months of 2014, up by $502 million or 7.3% from the same period in 2013, while wireline voice and other revenues and other operating income were $1.5 billion, down $84 million or 5.4% year over year. Wireless revenues and wireline data revenues combined represented 83% of TELUS’ consolidated revenues for the first nine months of 2014, up one percentage point over the same period a year ago.

Providing integrated solutions that differentiate TELUS from its competitors

We continue to focus on the healthcare industry as one of our key targeted verticals.

In early September, we acquired ZRx Prescriber from Quebec-based ZoomMed Inc., a web-based technology that allows physicians to use a mobile device to write and deliver prescriptions while accessing the patient’s insurance coverage information at the moment of prescription. With this technology, TELUS Health will become the first Canadian healthcare technology provider to offer insurance coverage validation nationally at the moment of prescription and accelerate the reimbursement of insurance claims.

Our commitment to corporate social responsibility and achievement of sustainable growth as we strive to be a globally leading corporate citizen has resulted in TELUS being named to the Dow Jones Sustainability North America Index (the Index) for the 14th consecutive year. The Index measures the performance of the world’s sustainability leaders based on a comprehensive assessment of long-term economic, environmental and social criteria that include corporate governance, risk and crisis management, customer relationship management and corporate citizenship. We improved our overall score this year to 83 out of 100, up four points from last year. We are the only Canadian telecom and one of two telecoms in North America to be named to the Index.

Building national capabilities across data, IP, voice and wireless

In 2014, we continue investing in broadband infrastructure and 4G LTE expansion and upgrades, as well as in network and systems resiliency and reliability, to increase available Internet speed and capacity, connect more homes and businesses to high-speed Internet services and extend the reach of Optik TV.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on the core business

In August 2014, we launched a cloud-based mobile-device-management (MDM) solution to help Canadian businesses keep their mobile devices secure and embrace the growing bring-your-own-device (BYOD) trend. MDM is powered by the AirWatch’s VMware platform, with professional support provided by Vox Mobile. The platform allows businesses to manage their smartphones and tablets through a user-friendly, cloud-based portal, while preconfigured user profiles are designed to simplify enrolling, configuring and updating devices. It covers any carrier, as well as devices running BlackBerry, iOS, Android and Windows operating systems.

In September 2014, we partnered with Mojio to bring connected car technology to Canadians. The Mojio solution consists of a cellular device that plugs into a car’s onboard diagnostic port and connects cars to the Internet through our wireless network, offering drivers vehicle diagnostics and monitoring, and automated trip tracking from their smartphone.

During the third quarter, we also partnered with Syniverse to offer a technology that allows customers to make payments securely while travelling. Powered by the Syniverse Mobile Intelligence Portal and MasterCard, the new technology offers an enhanced security service for our customers. The Syniverse Mobile Intelligence Portal optimizes mobile context, which is the information about customers’ mobile characteristics, such as their current geographic location, the mobile channels they use and their purchases profile, to confirm that the cardholder’s mobile device is in the location where the sale or purchase is taking place. Combining the speed and intelligence of our global network with mobile context data allows us to further improve the user experience for cardholders by ensuring legitimate transactions processed by our customers during their travels abroad are approved.

Going to the market as one team under a common brand, executing a single strategy

Our top corporate priority since 2010 has been to put our customers first as we strive to consistently deliver exceptional client experiences and win the hearts and minds of Canadians on our journey to become the most recommended company in the markets we serve. For the third consecutive year, Koodo Mobile placed highest in customer satisfaction for a stand-alone carrier, according to the 2014 Canadian Wireless Total Ownership Experience Study released by J.D. Power in May 2014.

Our four customer commitments that underpin our internal goals and corporate priorities and help us deliver an elevated experience to our customers are:

•                  We take ownership of every customer experience

•                  We work as a team to deliver on our promises

•                  We learn from customer feedback and take action to get better, every day

•                  We are friendly, helpful and thoughtful.

The Commissioner for Complaints for Telecommunications Services (CCTS) issued its annual report on November 4, 2014, reaffirming our position as the telecom industry’s customer service leader. For the third consecutive year, our approach to customer service resulted in a substantial decline in the number of complaints submitted to the CCTS — 26% fewer than a year before, even though we attracted a substantial number of new customers to both our wireless and wireline services.

According to the report, in 2013 – 2014, there were only 653 complaints from our customers and 172 complaints from Koodo customers, representing a very small proportion of our current 13.5 million customer connections.

Our continued improvement year after year is a testament to the dedication the entire TELUS team demonstrates in delivering exceptional customer service. We have drawn on past CCTS reports and direct customer feedback to implement numerous changes, and we will continue to learn from this year’s report to make even more improvements.

The CCTS is responsible for assisting customers and telecommunications carriers resolve a wide range of complaints about products and services, including home phone, long distance services, wireless services, wired and wireless Internet access, white page directories, directory assistance, and operator services.

3.              Corporate priorities for 2014

We confirm or set new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2014

•                  Deliver on TELUS’ future friendly® brand promise by putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people

•                  Elevating our winning culture for a sustained competitive advantage, including giving compassionately in our communities

•                  Strengthening our operational reliability, efficiency and effectiveness

•                  Increasing our competitive advantage through reliable and client-centric technology leadership

•                  Driving TELUS’ leadership position in its chosen business and public sector markets

•                  Advancing TELUS’ leadership position in healthcare information management.

4.              Capabilities

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

For a full discussion of our principal markets and an overview of competition, please refer to Section 4.1 of our annual 2013 MD&A. The following discussion reflects changes that occurred in the third quarter of 2014.

In 2014, we continue to deliver leading customer churn on a global basis. The third quarter of 2014 represents our fifth consecutive quarter of postpaid churn rates below 1%, matching our lowest churn rates recorded in the second quarter of 2006. Blended churn in the third quarter of 2014 of 1.25% represents our lowest churn since we became a national carrier 14 years ago. This further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new products and services.

Wireless segment

In 2014, we acquired and commenced the deployment of 700 MHz wireless spectrum, which we have begun to operationalize for the benefit of our customers. At September 30, 2014, our 4G LTE network covered more than 85% of Canada’s population, up from more than 79% of the population covered at September 30, 2013. Outside of LTE coverage areas, LTE devices we offer also operate on our HSPA+ network, which covered 99% of the population at September 30, 2014.

We continue to re-allocate our wireless spectrum to enhance our LTE services. As part of this re-allocation of spectrum, we have turned down our enhanced voice-data optimized (EVDO) data services which operate on the CDMA network. CDMA voice services will remain operational for several years but will now be re-allocated to a different area of the same 800 MHz spectrum. EVDO provided users with 2.4 to 3.1 megabits per second (Mbps) of download and upload speeds, while the redeployed spectrum will offer speeds from 14 to 84 Mbps for Internet access and other services.

In July 2014, the federal government proposed to set aside spectrum for wireless carriers with less than 10 per cent national and 20 per cent provincial wireless subscriber market share in the recently announced AWS-3 spectrum auction. It is unclear what the effect of the AWS-3 proposals will be in introducing any new competitors.

Wireline segment

We continue to invest in urban and rural communities with commitments to deliver broadband network capabilities to as many Canadians as possible. During the third quarter of 2014, we expanded our fibre footprint by connecting more homes and businesses directly to fibre, increased broadband Internet speeds, and expanded our IPTV video-on-demand library, high-definition content and enhanced marketing of data products and bundles. We will also continue to invest in our state-of-the art Internet data centres (IDCs), creating an advanced and regionally diverse computing infrastructure in Canada. At September 30, 2014, our high-speed broadband coverage reached approximately 2.8 million households in B.C., Alberta and Eastern Quebec, as compared to approximately 2.6 million households at September 30, 2013.

4.2 Operational resources

For a discussion of our Operational resources, please refer to Section 4.2 of our annual 2013 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. To maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Common Shares, purchase shares for cancellation pursuant to NCIBs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including the net debt to EBITDA — excluding restructuring and other like costs ratio and the dividend payout ratio. See descriptions in Section 11.1.

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of TELUS Common Shares under our multi-year dividend growth program

•                  On August 6, 2014, our Board of Directors declared a third quarter dividend of $0.38 per share on the issued and outstanding Common Shares of the Company, payable on October 1, 2014, to shareholders of record at the close of business on September 10, 2014. This third quarter dividend reflects an increase of $0.04 or 12% from the $0.34 per share dividend one year earlier, consistent with our plan for an annual increase of circa 10% to 2016.

•                  On November 5, 2014, our Board of Directors declared a fourth quarter dividend of $0.40 per share on the issued and outstanding Common Shares of the Company, payable on January 2, 2015, to shareholders of record at the close of business on December 11, 2014. This fourth quarter dividend reflects an increase of $0.04 or 11% from the $0.36 per share dividend one year earlier, consistent with our plan for an annual increase of circa 10% to 2016.

Purchase TELUS Common Shares for cancellation under our multi-year share purchase programs

•                  On September 23, 2014, we successfully completed our 2014 normal course issuer bid (NCIB) program, purchasing approximately 13 million Common Shares and returning $500 million to shareholders. The average share purchase price was $38.45. The purchased shares represent 2.1% of the shares outstanding prior to commencement of the NCIB. We received approval from the Toronto Stock Exchange (TSX) for a new NCIB program (2015 NCIB) to purchase and cancel up to 16 million Common Shares valued at up to $500 million over a 12-month period, commencing October 1, 2014. Such purchases are made through the facilities of the TSX, the New York Stock Exchange (NYSE) and alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations. This represents up to an additional 2.6% of outstanding TELUS Common Shares at the date of the NCIB notice to the TSX. The shares will be purchased only when and if we consider it advisable.

•                  We have also entered into an automatic share purchase plan (ASPP) with a broker to allow us to purchase our Common Shares under our NCIB during internal blackout periods when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be at the sole discretion of the broker based on parameters established by TELUS prior to any blackout period, in accordance with TSX rules, applicable securities laws and the terms of the agreement between the broker and TELUS. The ASPP has been approved by the TSX, was implemented on October 1, 2014, and may be implemented from time to time thereafter. All other purchases under the NCIB will be at the discretion of the Company.

•                  There can be no assurance that we will complete our 2015 NCIB or renew the NCIB program for 2016. See Caution regarding forward-looking statements — Ability to sustain and complete multi-year share purchase programs through 2016.

Use proceeds from securitized trade receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

•                  We reduced outstanding commercial paper from $697 million at June 30, 2014, to $155 million at September 30, 2014. The balance at December 31, 2013 was $NIL.

•                  Proceeds from securitized trade receivables were unchanged at $100 million in the third quarter of 2014, compared to the first and second quarters of 2014.

Maintain compliance with financial objectives, policies and guidelines

From time to time, we may be outside of our long-term policy guidelines however, we will endeavour to return to the policy guideline range, as we believe it to be supportive of maintaining our investment grade credit ratings.

•                  Maintain investment grade credit ratings in the range of BBB+ to A-, or the equivalent — On November 6, 2014, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

•                  Net debt to EBITDA excluding restructuring and other like costs ratio of 1.50 to 2.00 times — See Section 7.5 Liquidity and capital resource measures.

•                  Dividend payout ratio guideline of 65 to 75% of sustainable net earnings on a prospective basis — See Section 7.5 Liquidity and capital resource measures.

•                  Generally maintain a minimum $1 billion in unutilized liquidity — See Section 7.6 Credit facilities.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

5.              Discussion of operations

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

Our operating and reportable segments are wireless and wireline. Segmented information in Note 5 of our interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4
Operating revenues	3,028	2,951	2,895	2,948	2,874	2,826	2,756	2,851
Operating expenses
Goods and services purchased	1,333	1,268	1,222	1,349	1,237	1,222	1,154	1,330
Employee benefits expense	630	610	596	648	602	606	568	603
Depreciation and amortization	459	444	463	461	445	446	451	478
Total operating expenses	2,422	2,322	2,281	2,458	2,284	2,274	2,173	2,411
Operating income	606	629	614	490	590	552	583	440
Financing costs	124	115	102	110	109	132	96	96
Income before income taxes	482	514	512	380	481	420	487	344
Income taxes	127	133	135	90	125	134	125	81
Net income and Net income attributable to equity shares	355	381	377	290	356	286	362	263
Net Income per equity share (1)
— Basic	0.58	0.62	0.61	0.47	0.56	0.44	0.56	0.40
— Diluted	0.58	0.62	0.60	0.46	0.56	0.44	0.55	0.40
Dividends declared per equity share (1)	0.38	0.38	0.36	0.36	0.34	0.34	0.32	0.32
Additional information
EBITDA (2)	1,065	1,073	1,077	951	1,035	998	1,034	918
Restructuring and other like costs included in EBITDA (2)	30	11	8	33	15	39	11	19
EBITDA — excluding restructuring and other like costs (2)	1,095	1,084	1,085	984	1,050	1,037	1,045	937
Free cash flow (2)	219	210	291	136	365	192	358	263

(1)         Adjusted for the two-for-one stock split effective April 16, 2013.

(2)         See Section 11.1 Non-GAAP financial measures.

Trends

The consolidated revenue trend continues to reflect: (i) year-over-year growth in wireless network revenues generated from a growing subscriber base and higher data usage; (ii) wireless equipment revenue that has generally increased year over year from increasing sales of higher value smartphones; (iii) year-over-year growth in wireline data revenues driven by Internet, enhanced data services and TELUS TV, increased TELUS Health revenues, and business process outsourcing services, which exceeded the decline in wireless and wireline voice and other revenues.

Increasing wireless network revenues reflect growth in data revenue from subscriber additions, growth in data usage, and higher wholesale data roaming revenues, partly offset by declines in voice revenue. Data revenue growth reflects increased data consumption driven by the proliferation of smartphones, tablets and other wireless devices, expansion of networks, greater use of applications and other wireless data, as well as increased customer adoption of higher rate two-year plans, including the offset by increased use of data sharing plans. Data revenue growth also reflects increased roaming volumes offset by lower roaming rates from more competitive roaming packages. Consequently, monthly blended ARPU has increased year over year for 16 consecutive quarters. The data revenue growth trend is impacted by competitive pressures driving bigger allotments of data provided in rate plans, including data sharing, and an increasing number of unlimited-messaging rate plans, as well as off-loading of data traffic to increasingly available Wi-Fi hotspots. In July 2013, we introduced new two-year wireless rate plans, which have impacted acquisition and retention trends, including subscribers optimizing unlimited talk and text and shared data plans, and which we expect to increase the frequency of subscribers updating their devices and services. ARPU is expected to continue to increase over time as our customer base renews under the two-year plans. However, the outcome is highly dependent on competitor and consumer behaviour, device selection and other factors. Additionally, the implementation of the new CRTC national Wireless Code may cause operational challenges, due to two and three-year customer contracts ending coterminously in 2015.

Historically, there has been significant third and fourth quarter seasonality with respect to higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals. These impacts can also typically be more pronounced around iconic device launches. Wireless EBITDA typically decreases sequentially from the third quarter to the fourth quarter due to continued competitive intensity and seasonal loading. Subscriber additions have typically been lowest in the first quarter. Historically, monthly wireless ARPU has experienced seasonal sequential increases in the second and third quarters due to increased vacation season usage and roaming, and seasonal sequential declines in the fourth and first quarters.

The trend of increasing wireline data revenue reflects growth in Internet and enhanced data services, including usage increases and adoption of higher speed services, the continuing but moderating expansion of the TELUS TV subscriber base (up 14% in the 12-month period ended September 30, 2014), business process outsourcing, TELUS Health services and rate increases. Higher Internet revenues are due to increased high-speed Internet subscriber base (up 5.7% in the 12-month period ended September 30, 2014), as well as to bundling of offers with Optik TV and certain rate increases. A general trend of declining wireline voice revenues and NALs is due to substitution to wireless and IP-based services and applications, as well as competition from voice over IP (VoIP) service providers (including cable-TV competitors), resellers and facilities-based competitors. Notwithstanding a positive trend in the past two quarters due to specific enterprise customer installations, the general trend for business NALs is a decline due to increased competition in the small and medium business markets, as well as conversion of voice lines to IP services.

The trend in the goods and services purchased expense reflects increasing content costs due to growing TELUS TV subscriber base and higher content rates, increased wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, and higher network operating costs for the growing wireless subscriber base.

The trend in employee benefits expense reflects increases in compensation and in wireless full-time equivalent (FTE) employees to support a growing subscriber base, partly offset by higher capitalized labour associated with increased capital expenditures, as described in Section 7.3. Employee benefits expense includes restructuring and other like costs which tend to fluctuate quarter to quarter.

The general trend in depreciation and amortization has been relatively flat sequentially, as underlying increases due to growth in capital assets from acquisitions, the expansion of our broadband footprint and enhanced LTE network coverage are partly offset by adjustments related to our continuing program of asset life studies.

Financing costs include expenses for long-term debt prepayment premium of approximately $13 million in the third quarter of 2014 and $23 million in the first nine months of 2013. In addition, financing costs for the eight periods shown include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in net income reflects the items noted above, as well as adjustments arising from legislated income tax changes, settlements and income tax reassessments for prior years, including any related after-tax interest on reassessments. The trend in basic EPS also reflects the impact of share purchases under our NCIB programs.

Income tax-related adjustments

	2014 Q3	2014 Q2	2014 Q1	2013 Q4	2013 Q3	2013 Q2	2013 Q1	2012 Q4
Net income impact ($ millions)	—	2	—	12	2	(22)	5	10
Basic EPS impact ($)	—	—	—	0.02	—	(0.03)	0.01	0.02

The trend in cash provided by operating activities reflects growth in consolidated EBITDA, net of higher interest from our re-financing activities and increased income tax payments. The trend in free cash flow also reflects the factors in cash provided by operating activities, as well as increasing capital expenditures (excluding spectrum licences), but excludes the effects of certain working capital changes, such as trade accounts receivable and trade accounts payable. As we expect to participate in future spectrum auctions, our expenditures on spectrum licences are correspondingly expected to continue.

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (the chief operating decision-maker). We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and capital expenditures in Section 7.3 Cash used by investing activities.

Operating revenues

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Service	2,801	2,687	4.2%	8,252	7,902	4.4%
Equipment	199	168	18.5%	560	506	10.7%
Service and equipment revenues	3,000	2,855	5.1%	8,812	8,408	4.8%
Other operating income	28	19	47.4%	62	48	29.2%
	3,028	2,874	5.4%	8,874	8,456	4.9%

•                  Service revenue increased year over year by $114 million in the third quarter of 2014 and $350 million in the first nine months of 2014, reflecting: growth in the subscriber base; higher data usage from continued adoption of smartphones and other data-centric wireless devices; increased wholesale data roaming volumes; effects of higher rate two-year plans; higher Internet, enhanced data and TELUS TV services revenues from subscriber growth; higher TELUS Health services revenues; as well as increased business process outsourcing; all of which were partly offset by declines in wireless and wireline voice revenues.

•                  Equipment revenue increased year over year by $31 million in the third quarter of 2014 and $54 million in the first nine months of 2014. Wireless equipment revenues increased year over year by $30 million in the third quarter and $46 million in the nine-month period of 2014, as a result of a higher proportion of more expensive smartphones in the sales mix.

•                  Other operating income increased year over year by $9 million in the third quarter of 2014 and by $14 million in the first nine months of 2014 due to gains from the sale of certain real estate assets and other investments.

Operating expenses

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased	1,333	1,237	7.8%	3,823	3,613	5.8%
Employee benefits expense	630	602	4.7%	1,836	1,776	3.4%
Depreciation	363	342	6.1%	1,057	1,033	2.3%
Amortization of intangible assets	96	103	(6.8)%	309	309	—
	2,422	2,284	6.0%	7,025	6,731	4.4%

Consolidated operating expenses increased year over year by $138 million in the third quarter of 2014 and $294 million in the first nine months of 2014.

•                  Goods and services purchased increased year over year by $96 million in the third quarter of 2014 and $210 million in the first nine months of 2014. The increases reflect higher programming costs for TELUS TV services, wireless equipment expenses associated with a higher proportion of smartphones in the sales mix, higher retention volumes, an increase in network and support costs for the growing wireless subscriber base, a higher cost of sales associated with increased TELUS Health revenues, and a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements, net of lower total wireless subscriber gross additions and reduced wireline external labour requirements.

•                  Employee benefits expense increased year over year by $28 million in the third quarter of 2014 and $60 million in the first nine months of 2014, mainly due to higher compensation and benefit costs, an increase in the number of wireless full-time equivalent employees to provide customer service and technical support and employees from business acquisitions, and for the third quarter of 2014, higher restructuring and other like costs for operational efficiency initiatives, partly offset by higher capitalized labour for the three and nine-month periods. The decrease in restructuring and other like costs for the nine-month period of 2014 is due to higher expenses in 2013 associated with cost structure reduction initiatives.

•                  Depreciation increased year over year by $21 million in the third quarter of 2014 and by $24 million in the first nine months of 2014 due to growth in capital assets (such as broadband and TV-related assets, the wireless LTE network and IDCs), partly offset by the impact of our continuing program of asset life studies.

•                  Amortization of intangible assets decreased year over year by $7 million in the third quarter of 2014 and remained flat in the first nine months of 2014. The decrease in the quarter reflects $19 million of software asset life adjustments arising from our continuing program of asset life studies, partly offset by $12 million growth in intangible asset base. In the first nine months of 2014, an increase in amortization expense from greater administrative and network software assets was offset by a reduction to amortization expense resulting from our continuing program of asset life studies.

Operating income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Operating income	606	590	2.7%	1,849	1,725	7.2%

Operating income increased year over year by $16 million in the third quarter of 2014 and $124 million in the first nine months of 2014. In the third quarter, this was composed of increases in wireless EBITDA of $20 million and wireline EBITDA of $10 million, partly offset by a $14 million increase in total depreciation and amortization expenses. Higher operating income in the first nine months of 2014 was composed of increases in wireless EBITDA of $86 million and wireline EBITDA of $62 million, partly offset by a $24 million increase in total depreciation and amortization expenses.

Financing costs

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Interest expenses, excluding long-term debt prepayment premium	114	94	21.3%	329	283	16.3%
Long-term debt prepayment premium, before income taxes	13	—	100.0%	13	23	(43.5)%
Employee defined benefit plans net interest	1	13	(92.3)%	2	40	(95.0)%
Interest (income) and foreign exchange (gains) or losses	(4)	2	n/m	(3)	(9)	66.7%
	124	109	13.8%	341	337	1.2%

Financing costs increased year over year by $15 million in the third quarter of 2014 and $4 million in the first nine months of 2014, mainly due to the following factors:

•                  Interest expenses increased year over year by $20 million in the third quarter of 2014 and $46 million in the first nine months of 2014, mainly due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate.

•                  Long-term debt prepayment premium of approximately $13 million before income taxes related to the early redemption of $500 million of 5.95% Series CE Notes in September 2014. The 2013 long-term debt prepayment premium of $23 million before income taxes was due to our redemption in May 2013 of $700 million of 4.95% Series CF Notes, one year ahead of their original maturity.

•                  Employee defined benefit plans net interest is calculated for the periods in 2014 and 2013 based on the net defined benefit surplus at December 31, 2013 and the net defined benefit deficit at December 31, 2012. The decrease in 2014 reflects the net employee defined benefit pension plan deficit moving to a nominal surplus due to strong returns, and the application of a higher discount rate at December 31, 2013, net of an increase in life expectancy assumptions. See Note 14 of our annual 2013 consolidated financial statements for assumptions.

•                  Interest income and foreign exchange gains or losses fluctuate from period to period. Interest income was $NIL in the third quarter and $1 million in the first nine months of 2014, as compared to $NIL in the third quarter and $7 million in the first nine months of 2013. Foreign exchange gain in the third quarter of 2014 was $4 million compared to a foreign exchange loss of $2 million in the third quarter of 2013. Foreign exchange gain was $2 million in the first nine months of 2014 and 2013.

Re-financing activities reduced near-term long-term debt re-financing risk by extending our average term-to-maturity of long-term debt (excluding commercial paper) to approximately 11.2 years at September 30, 2014, from 8.6 years one year earlier. Our weighted-average interest rate on long-term debt (excluding commercial paper) was 4.72% at September 30, 2014, as compared to 5.07% one year earlier. TELUS’ short-term commercial paper issuance is back-stopped by a committed term credit facility that expires May 31, 2019. For additional details, see Long-term debt issues and repayments in Section 7.4.

Income taxes

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except tax rates)	2014	2013	Change		2014	2013	Change
Basic blended income tax, at weighted average statutory income tax rates	126	126	—		395	362	9.1%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	—	—	—		—	22	(100.0)%
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ income tax issues	—	(1)	100.0%		(2)	(2)	—
Other	1	—	100.0%		2	2	—
	127	125	1.6%		395	384	2.9%
Blended statutory tax rates (%)	26.1	26.1	—	pts.	26.2	26.1	0.1	pts.
Effective tax rates (%)	26.3	26.0	0.3	pts.	26.2	27.7	(1.5	)pts.

Basic blended income tax, at weighted-average statutory income tax rates, was flat year-over-year in the third quarter of 2014 and increased year over year by $33 million in the first nine months of 2014. The increase in the first nine months of 2014 was primarily due to growth in pre-tax income.

Comprehensive income

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Net income	355	356	(0.3)%	1,113	1,004	10.9%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	1	1	—	(2)	(7)	71.4%
Item never subsequently reclassified to income — Employee defined benefit plans re-measurements	(14)	152	n/m	207	243	(14.8)%
Comprehensive income	342	509	(32.8)%	1,318	1,240	6.3%

Comprehensive income decreased year over year by $167 million in the third quarter of 2014 and increased by $78 million in the first nine months of 2014. The decrease in the quarter was due to employee defined benefit plan re-measurements in the third quarter of 2014 being exceeded by the third quarter of 2013 positive returns on pension and post-retirement assets. The increase in the first nine months of 2014 was primarily due to an increase in net income of $109 million, partly offset by a decrease in employee defined benefit plan re-measurements (an increase in employee defined benefit plans returns being more than offset by restrictions arising from the defined benefit plan asset ceiling). Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations, and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Wireless operating indicators (excluding Public Mobile) (1)

At September 30	2014	2013	Change
Subscribers (1) (000s)
Postpaid	6,990	6,732	3.8%
Prepaid	999	1,078	(7.3)%
Total	7,989	7,810	2.3%
Postpaid proportion of subscriber base (1)(2)(%)	87.5	86.2	1.3	pts.
HSPA+ population coverage (3) (millions)	35.2	34.9	0.9%
LTE population coverage (3) (millions)	30.2	27.9	8.2%

	Third quarters ended September 30				Nine-month periods ended September 30
	2014	2013	Change		2014	2013	Change
Subscriber gross additions (1) (000s)
Postpaid	286	282	1.4%		767	827	(7.3)%
Prepaid	124	138	(10.1)%		336	369	(8.9)%
Total	410	420	(2.4)%		1,103	1,196	(7.8)%
Subscriber net additions (1) (000s)
Postpaid	113	106	6.6%		239	265	(9.8)%
Prepaid	—	(2)	n/m		(56)	(49)	(14.3)%
Total	113	104	8.7%		183	216	(15.3)%
Blended ARPU, per month (1)(4) ($)	64.51	62.49	3.2%		62.76	61.22	2.5%
Churn, per month (1)(4) (%)
Blended	1.25	1.36	(0.11	)pts.	1.30	1.42	(0.12	)pts.
Postpaid	0.90	0.99	(0.09	)pts.	0.93	1.05	(0.12	)pts.
COA (5) per gross subscriber addition (1)(4) ($)	401	399	0.5%		391	381	2.7%
Retention spend to network revenue (1)(4) (%)	11.5	11.2	0.3	pts.	11.0	10.9	0.1	pts.

(1)         Where noted, wireless operating indicators exclude Public Mobile subscribers, which are all prepaid (acquired on November 29, 2013).

(2)         Effective with the second quarter of 2013 and on a prospective basis, M2M subscribers have been removed from the subscriber base to align with emerging industry practice. Cumulative subscribers include an April 1, 2013, opening balance adjustment to remove approximately 76,000 M2M subscribers. Effective with the fourth quarter of 2013, and on a prospective basis, we have adjusted postpaid wireless subscribers to remove Mike subscribers, as we have ceased marketing the Mike product and started to turn down the iDEN network. Cumulative subscriber connections include an October 1, 2013 adjustment to remove from the postpaid wireless subscriber base approximately 94,000 Mike subscribers, representing those who, in our judgment, are unlikely to migrate to our new services.

(3)         Including network access agreements with other Canadian carriers.

(4)         See Section 11.2 Wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(5)         Cost of acquisition.

Wireless segment revenues increased year over year by $122 million or 7.7% in the third quarter of 2014 and $301 million or 6.6% in the first nine months of 2014, due to ARPU growth driven by 24% increase in data network revenue in the third quarter of 2014, partly offset by a decline in voice network revenue. Included in the total are Public Mobile’s network, equipment and other revenues of $19 million in the third quarter of 2014, and $68 million for the first nine months of 2014.

Operating revenues — wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except ratios)	2014	2013	Change		2014	2013	Change
Network revenues	1,538	1,443	6.6%		4,459	4,207	6.0%
Equipment and other	146	120	21.7%		384	338	13.6%
External operating revenues	1,684	1,563	7.7%		4,843	4,545	6.6%
Intersegment network revenue	13	12	8.3%		39	36	8.3%
Total operating revenues (1)	1,697	1,575	7.7%		4,882	4,581	6.6%
Total operating revenues (excluding Public Mobile)	1,678	1,575	6.5%		4,814	4,581	5.1%
Data revenue to network revenues (%)	51	44	7	pts.	49	43	6	pts.

(1) Includes Public Mobile revenues of $19 in the third quarter of 2014 and $68 in the first nine months of 2014. Third quarter revenues are composed of network revenues of $17 and equipment and other revenues of $2. Revenues for the first nine months of 2014 consist of network revenues of $60 and equipment and other revenues of $8.

Network revenues from external customers increased year over year by $95 million in the third quarter of 2014 and $252 million in the first nine months of 2014. Network revenues, excluding Public Mobile, were $1.5 billion in the third quarter of 2014 and $4.4 billion for the first nine months of 2014, an increase of $78 million and $192 million when compared to the same periods in 2013. Data network revenue, excluding Public Mobile, increased year over year by 23% in the third quarter of 2014 and 20% in the first nine months of 2014. The increases reflect growth in the subscriber base, higher data usage from continued adoption of smartphones and other data-centric wireless devices, the expansion of our LTE network coverage, higher wholesale data roaming revenues and increased customer adoption of higher rate two-year plans. Voice network revenue, excluding Public Mobile, decreased year over year by 8.3% in the third quarter of 2014 and 7.5% in the first nine months of 2014. The decline in voice revenue is due to the increased adoption of unlimited nationwide voice plans, as well as continued but moderating substitution to data services and features.

•                  Monthly blended ARPU, excluding Public Mobile, was $64.51 in the third quarter of 2014 and $62.76 in the first nine months of 2014, reflecting a $2.02 or 3.2% year-over-year increase in the quarter and a $1.54 or 2.5% year-over-year increase for the nine-month period. The increases were due to growth in data usage, increased wholesale data roaming revenues, a more favourable postpaid subscriber mix, and the effects of higher rate two-year plans, partly offset by declines in voice revenue due to the increased adoption of unlimited nationwide voice plans.

•                  Gross subscriber additions, excluding Public Mobile, were 410,000 in the third quarter, reflecting a year-over-year decrease of 10,000, while gross additions were 1,103,000 in the first nine months of 2014, reflecting a year-over-year decrease of 93,000. Postpaid gross additions were 286,000 in the third quarter of 2014 and 767,000 in the first nine months of 2014, reflecting a year-over-year increase of 4,000 in the quarter and a year-over-year decrease of 60,000 for the nine-month period. The decrease in the first nine months of 2014 is due to slower market growth and customers optimizing their device plan choices, partly offset by higher tablet loading. Prepaid gross additions were 124,000 in the third quarter of 2014 and 336,000 in the first nine months of 2014, reflecting year-over-year decreases of 14,000 in the quarter and 33,000 for the nine-month period.

•                  Net subscriber additions, excluding Public Mobile, were 113,000 in the third quarter and 183,000 in the first nine months of 2014, reflecting a year-over-year increase of 9,000 in the quarter and a year-over-year decrease of 33,000 for the nine-month period. The increase in net subscriber additions in the third quarter of 2014 was due to the greater availability of iconic devices launched in the quarter, compared to the same period in 2013, as well as a reduction in our postpaid churn rate. The decrease in the first nine months of 2014 was due to slower market growth and customers optimizing their device plan choices. Postpaid net additions were 113,000 in the third quarter of 2014 and 239,000 in the first nine months of 2014, reflecting a year-over-year increase of 7,000 in the quarter, and for the nine-month period, a year-over-year decrease of 26,000 due to factors described in gross subscriber additions, partly offset by a reduction in our postpaid churn rate. Prepaid subscribers were unchanged in the third quarter of 2014, as compared to the third quarter of 2013, and decreased by 56,000 in the first nine months of 2014. Prepaid losses reflect conversions to postpaid services, market saturation with respect to prepaid services, and continued competitive intensity in the lower end of the market typically served by prepaid plans.

•                  Our average monthly postpaid subscriber churn rates were low at 0.90% in the third quarter and 0.93% in the first nine months of 2014, as compared to 0.99% in the third quarter and 1.05% in the first nine months of 2013. Our blended monthly subscriber churn rate, excluding Public Mobile, was 1.25% in the third quarter of 2014, and 1.30% for the first nine months of 2014, as compared to 1.36% in the third quarter of 2013 and 1.42% in the first nine months of 2013. The improvement in the blended churn rate was due to our continued focus on customers first initiatives and Clear & Simple approach, which differentiate TELUS in an intensely competitive market, and to a greater proportion of postpaid clients in our subscriber base.

Equipment and other revenues increased year over year by $26 million in the third quarter of 2014 and by $46 million in the first nine months of 2014. Equipment and other revenues, excluding Public Mobile, increased by $24 million in the third quarter, and by $38 million in the first nine months of 2014, mainly due to a higher proportion of smartphones in the sales mix and higher retention volumes, partly offset by lower cost of acquisitions.

•                  The smartphone adoption rate remained strong at 83% of postpaid gross additions in the third quarter of 2014 (80% in the third quarter of 2013). Smartphone subscribers represented 80% of the postpaid subscriber base at September 30, 2014, an increase from 75% in the same period last year. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies related to multiple-year contract sales or renewals. A greater proportion of smartphones in the sales mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue per customer.

Intersegment revenue in the wireless segment represents network services provided to the wireline segment. Such revenues are eliminated upon consolidation along with the associated expenses.

Operating expenses — wireless segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased:
Equipment sales expenses	362	320	13.1%	971	901	7.8%
Network operating expenses	194	180	7.8%	582	526	10.6%
Marketing expenses	109	108	0.9%	288	297	(3.0)%
Other (1)	158	126	25.4%	437	367	19.1%
Employee benefits expense (1)	174	161	8.1%	506	478	5.9%
Wireless operating expenses (2)	997	895	11.4%	2,784	2,569	8.4%
Wireless operating expenses (excluding Public Mobile)	974	895	8.8%	2,700	2,569	5.1%

(1) Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

(2) Includes Public Mobile-related operating expenses totalling $23 in the third quarter and $84 in the first nine months of 2014.

Wireless segment expenses increased year over year by $102 million in the third quarter of 2014 and by $215 million in the first nine months of 2014, when compared to the same periods in 2013. This includes Public Mobile operating expenses of $23 million in the third quarter and $84 million in the first nine months of 2014. Wireless expenses, excluding Public Mobile, increased by $79 million in the third quarter and by $131 million in the first nine months of 2014.

Equipment sales expenses increased year over year by $42 million in the third quarter of 2014 and by $70 million in the first nine months of 2014. Excluding Public Mobile, the increase was $40 million for the third quarter and $65 million for the first nine months of 2014, reflecting a high proportion of smartphones sold to new and existing customers, including greater availability of iconic devices launched in the third quarter of 2014, and increased retention volumes.

•                  Retention costs as a percentage of network revenue, excluding Public Mobile, were 11.5% in the third quarter and 11.0% in the first nine months of 2014, as compared to 11.2% in the third quarter and 10.9% in the first nine months of 2013. The increase in the third quarter of 2014 was due to greater retention volumes, higher per-unit subsidy costs due to a continued shift to higher-cost smartphone devices and higher commissions.

•                  COA per gross subscriber addition, excluding Public Mobile, was $401 in the third quarter of 2014 and $391 for the first nine months of 2014, reflecting increases of $2 and $10, respectively, from the same periods in 2013. The increases were mainly due to higher per-unit subsidy costs due to a greater proportion of smartphones in the sales mix and higher commissions.

Network operating expenses increased year over year by $14 million in the third quarter and by $56 million in the first nine months of 2014. Excluding Public Mobile, the increase was $9 million in the third quarter and $30 million in the first nine months of 2014, as higher costs associated with operating the expanding LTE network and higher data and voice roaming volumes and expenses were partly offset by reduced roaming rates and, for the nine-month period, further impacted by lower supplier licensing costs.

Marketing expenses increased by $1 million year over year in the third quarter and decreased by $9 million in the first nine months of 2014. Excluding Public Mobile, the increase in the third quarter of 2014 was $1 million and the decrease was $12 million in the first nine months, as advertising expenses declined due to targeted reductions in marketing programs as a result of a reduction in our postpaid churn rates.

Other goods and services purchased increased year over year by $32 million in the third quarter and by $70 million in the first nine months of 2014. Excluding Public Mobile, the increase was $20 million in the third quarter and $36 million in the first nine months of 2014, resulting from higher non-labour restructuring and other like costs, as well as higher external labour costs to support the growing subscriber base.

Employee benefits expense increased year over year by $13 million in the third quarter and by $28 million in the first nine months of 2014 due to higher compensation and benefit costs, including share-based compensation, as well as an increase in the number of full-time equivalent employees to provide customer service and technical support for a growing subscriber base and greater smartphone adoption, partly offset by higher capitalized labour. Excluding Public Mobile, the increase was $9 million in the third quarter and $12 million in the first nine months of 2014.

EBITDA — wireless segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA (1)	700	680	2.9%		2,098	2,012	4.3%
Restructuring and other like costs included in EBITDA (2)	18	4	n/m		24	18	33.3%
EBITDA — excluding restructuring and other like costs	718	684	5.0%		2,122	2,030	4.5%
EBITDA — excluding restructuring and other like costs (excluding Public Mobile)	720	684	5.1%		2,136	2,030	5.3%
EBITDA margin (%)	41.2	43.2	(2.0	)pts.	43.0	43.9	(0.9	)pts.
EBITDA — excluding restructuring and other like costs margin (%)	42.3	43.4	(1.1	)pts.	43.5	44.3	(0.8	)pts.

(1) Includes negative Public Mobile impact of $4 for the third quarter and $16 for the first nine months of 2014.

(2) Includes $2 related to Public Mobile for the third quarter and $14 for the first nine months of 2014.

Wireless EBITDA increased year over year by $20 million or 2.9% in the third quarter and by $86 million or 4.3% in the first nine months of 2014. Wireless EBITDA, excluding Public Mobile, was $704 million in the third quarter of 2014, a year-over-year increase of 3.4% in the third quarter, and $2.1 billion in the first nine months of 2014, a year-over-year increase of 5.1%. Wireless EBITDA before restructuring and other like costs increased year over year by $34 million or 5.0% in the third quarter and by $92 million or 4.5% in the first nine months of 2014. The increases in EBITDA reflect network revenue growth driven by higher ARPU and greater customer base, partly offset by higher retention, equipment sales and customer service and network operating expenses.

5.5 Wireline segment

Wireline operating indicators

At September 30 (000s)	2014	2013	Change
High-speed Internet subscribers	1,453	1,374	5.7%
TELUS TV subscribers	888	776	14.4%
Network access lines (NALs):
Residential	1,576	1,668	(5.5)%
Business	1,618	1,616	0.1%
Total NALs	3,194	3,284	(2.7)%
Total wireline subscriber connections	5,535	5,434	1.9%

	Third quarters ended September 30			Nine-month periods ended September 30
(000s)	2014	2013	Change	2014	2013	Change
High-speed Internet subscriber net additions	22	19	15.8%	58	48	20.8%
TELUS TV subscriber net additions	23	34	(32.4)%	73	99	(26.3)%
Net NAL gains (losses):
Residential	(24)	(33)	27.3%	(67)	(99)	32.3%
Business	3	(7)	142.9%	7	(22)	131.8%
Total NALs	(21)	(40)	47.5%	(60)	(121)	50.4%
Total wireline subscriber connections net additions	24	13	84.6%	71	26	173.1%

Operating revenues — wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Service and equipment revenues:
Data service and equipment	858	801	7.1%	2,561	2,357	8.7%
Voice local service	311	334	(6.9)%	945	1,012	(6.6)%
Voice long distance service	88	96	(8.3)%	277	304	(8.9)%
Other service and equipment	58	63	(7.9)%	188	192	(2.1)%
	1,315	1,294	1.6%	3,971	3,865	2.7%
Other operating income	29	17	70.6%	60	46	30.4%
External operating revenues	1,344	1,311	2.5%	4,031	3,911	3.1%
Intersegment revenue	46	43	7.0%	131	126	4.0%
Total operating revenues	1,390	1,354	2.7%	4,162	4,037	3.1%

Total wireline segment revenues increased year over year by $36 million or 2.7% in the third quarter of 2014 and by $125 million or 3.1% in the first nine months of 2014, driven by continued growth in data revenue, partly offset by ongoing declines in legacy voice revenues.

Service and equipment revenues increased year over year by $21 million or 1.6% in the third quarter of 2014 and by $106 million or 2.7% in the first nine months of 2014.

•                  Data service and equipment revenues increased year over year by $57 million in the third quarter of 2014 and by $204 million in the first nine months of 2014, primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.7% increase in high-speed Internet subscribers over 12 months, customer upgrades to higher speeds, subscribers coming off of introductory promotional offers, and higher revenue per customer in part from certain rate increases; (ii) increased TELUS TV revenues resulting from a 14% subscriber growth over 12 months; (iii) increased TELUS Health revenues; and (iv) growth in business process outsourcing services.

•                  Wireline subscriber connections net additions were 24,000 in the third quarter of 2014 and 71,000 in the first nine months of 2014, reflecting an improvement of 9,000 in the third quarter and 45,000 in the first nine months of 2014, as compared to the same periods in 2013. More details are provided below:

•                  Net additions of high-speed Internet subscribers increased in the third quarter and first nine months of 2014 when compared to the same periods in 2013, resulting from expansion of our high-speed broadband footprint, a pull-through impact due to the continued adoption of Optik TV, increasing broadband speeds and improvements in our customer churn rate. Net additions of TELUS TV subscribers declined in the third quarter of 2014 and first nine months of 2014, as expansion of our addressable high-speed broadband footprint, increasing broadband speeds, and improvements in our customer churn rate were offset by the effects of slower market growth. Continued focus on expanding our addressable Optik TV and high-speed Internet footprint, combined with bundling these services together, have resulted in a combined subscriber growth of approximately 9% over the last 12 months.

•                  Voice local service revenue decreased year over year by $23 million in the third quarter of 2014 and by $67 million in the first nine months of 2014 due to the ongoing decline in legacy revenues from technological substitution and competition for subscribers, resulting in a 2.7% decline in NALs in the last 12 months, which was partly offset by certain rate increases.

•                  Residential NAL losses of 24,000 in the third quarter and 67,000 in the first nine months of 2014 improved from 33,000 NAL losses in the third quarter of 2013, and 99,000 NAL losses in the first nine months of 2013 due to our continuing customers first initiatives and service bundle offers. The residential NAL losses reflect the ongoing but moderating trend of substitution to wireless and Internet-based services, including losses to competitors, partially mitigated by the success of Optik TV and bundled service offerings.

•                  Business NAL gains of 3,000 in the third quarter and 7,000 in the first nine months of 2014 marked an improvement from the losses experienced sequentially in prior quarters and reflect implementation of voice and data services for several enterprise customers. Business NAL gains in the third quarter and first nine months of 2014 improved from losses of 7,000 and 22,000, respectively, when compared to the same periods in 2013.

•                  Voice long distance service revenue decreased year over year by $8 million in the third quarter of 2014 and by $27 million in the first nine months of 2014, reflecting the trend of lower long distance minutes of use as a result of technological substitution to wireless and Internet-based services, loss of NALs and greater use of inclusive long distance plans.

•                  Other operating income increased year over year by $12 million in the third quarter of 2014 and by $14 million in the first nine months of 2014, as a result of gains from the sale of certain real estate assets and other investments.

Intersegment revenue represents services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses.

Operating expenses — wireline segment

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Goods and services purchased (1)	569	558	2.0%	1,715	1,684	1.8%
Employee benefits expense (1)	456	441	3.4%	1,330	1,298	2.5%
Total operating expenses	1,025	999	2.6%	3,045	2,982	2.1%

(1) Includes restructuring and other like costs. See Section 11.1 Non-GAAP financial measures.

Total wireline operating expenses increased by $26 million year over year in the third quarter of 2014 and by $63 million year over year in the first nine months of 2014.

Goods and services purchased increased by $11 million year over year in the third quarter of 2014 and by $31 million in the first nine months of 2014. The increase was due to growth in our subscriber base, higher TV content rates, higher costs associated with increased TELUS Health services revenue, a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements, partly offset by lower advertising and promotions costs and lower external labour requirements.

Employee benefits expense increased year over year by $15 million in the third quarter and by $32 million in the first nine months of 2014. The increases were due to higher compensation and benefit costs, including higher costs to support increased business process outsourcing revenue. For the nine-month period, the increase was due to higher share-based compensation expenses, partly offset by lower restructuring and other like costs and a decrease in domestic and international full-time equivalent staff over the past year resulting from our ongoing operational efficiency initiatives.

EBITDA — wireline segment

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions, except margins)	2014	2013	Change		2014	2013	Change
EBITDA	365	355	3.1%		1,117	1,055	5.9%
Restructuring and other like costs included in EBITDA	12	11	9.1%		25	47	(46.8)%
EBITDA — excluding restructuring and other like costs	377	366	3.3%		1,142	1,102	3.6%
EBITDA margin (%)	26.3	26.2	0.1	pts.	26.8	26.1	0.7	pts.
EBITDA — excluding restructuring and other like costs margin (%)	27.2	27.0	0.2	pts.	27.4	27.3	0.1	pts.

Wireline EBITDA increased year over year by $10 million in the third quarter of 2014 and by $62 million in the first nine months of 2014, while EBITDA before restructuring and other like costs increased year over year by $11 million in the third quarter of 2014 and by $40 million in the first nine months of 2014. This resulted mainly from improvements in high-speed Internet, enhanced data and TELUS TV revenues due to subscriber growth, customer upgrades to higher speeds, subscribers coming off of introductory rates, savings from our operational efficiency initiatives and certain rate increases, net of higher TV programming (including a retroactive assessment of additional TV revenue contribution expense of approximately $15 million towards our Canadian programming funding requirements) and customer service costs. EBITDA margin increased during the third quarter and for the first nine months of 2014 compared to the same periods in prior year, due to continued revenue growth and ongoing operational efficiency initiatives, partly offset by declines in high-margin legacy voice services.

6.              Changes in financial position

Financial position at:	Sept. 30,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Current assets
Cash and temporary investments, net	226	336	(110)	(33)%	See Section 7 Liquidity and capital resources.
Accounts receivable	1,383	1,461	(78)	(5)%	A decrease in days outstanding in wireless and wireline receivables, offset by an increase in operating revenues
Income and other taxes receivable	97	32	65	n/m	Reflects 2014 income tax instalments paid, in excess of income taxes accrued, as well as tax credit receivable
Inventories	306	326	(20)	(6)%

Primarily a seasonal decrease in wireless handsets, parts and accessories, due to a decrease in units on hand, including units from Public Mobile’s integration into TELUS, partly offset by an increase in the average wireless handset cost resulting from a higher-value mix of smartphones

Prepaid expenses	259	168	91	54%	Includes prepayment of statutory employee benefits, maintenance contracts, property taxes, and wireless spectrum licence fees
Derivative assets	11	6	5	83%	Fair value adjustments to operational hedges and hedges of restricted share units.
Current liabilities
Short-term borrowings	100	400	(300)	(75)%	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	1,993	1,735	258	15%

Includes increases in accrued liabilities for capital expenditure, licence fees and TV programming accruals, payments to vendors for handsets and accessories, as well as increases in interest payable and payroll and other employee-related liabilities

Income and other taxes payable	4	102	(98)	(96)%	Current income tax expense in the nine-month period, offset by last instalment payment of 2013 income taxes and payments of 2014 tax instalments
Dividends payable	233	222	11	5%	Reflects an increase in the dividend rate, offset by a reduction in Common Shares outstanding
Advance billings and customer deposits	733	729	4	1%	Customer deposits and advance billings to wireless and wireline dealers
Provisions	79	110	(31)	(28)%	Reflects decreases in labour and non-labour restructuring and Public Mobile acquisition-related provisions
Current maturities of long-term debt	155	—	155	100%	An increase in commercial paper for general corporate purposes.
Current derivative liabilities	—	1	(1)	(100)%	—
Working capital (Current assets subtracting Current liabilities)	(1,015)	(970)	(45)	(5)%

A decrease in cash and temporary investments and in accounts receivable, as well as an increase in accounts payable and accrued liabilities, partly offset by increases in income and other taxes receivable, prepaid expenses and reduction in provisions.

Financial position at:	Sept. 30,	Dec. 31,
($ millions)	2014	2013	Changes		Changes include:
Non-current assets
Property, plant and equipment, net	8,846	8,428	418	5%	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	7,757	6,531	1,226	19%	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	3,755	3,737	18	1%	An increase due to TELUS Health acquisitions, offset by adjustments made to Public Mobile-related goodwill
Real estate joint ventures	18	11	7	64%	See Transactions between related parties in Section 7.11
Other long-term assets	841	530	311	59%	Primarily an increase in pension and post-retirement assets resulting from returns on plan assets.
Non-current liabilities
Provisions	211	219	(8)	(4)%	—
Long-term debt	9,180	7,493	1,687	23%	See Section 7.4 Cash provided (used) by financing activities for a discussion of our financing activities
Other long-term liabilities	612	649	(37)	(6)%	Decrease in pension and post-retirement liabilities resulting from returns on plan assets and additional funding
Deferred income taxes	2,056	1,891	165	9%	Deferred income tax expense, including amounts related to returns on pension and post-retirement assets
Owners’ equity
Common equity	8,143	8,015	128	2%	Net income of $1.11 billion, other comprehensive income of $205 million and other of $1 million, net of dividend declarations of $691 million and 2014 NCIB share purchases of $500 million.

7.              Liquidity and capital resources

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

7.1 Overview

In the first nine months of 2014, we paid $1.14 billion for the purchase of the wireless spectrum licences acquired in the 700 MHz spectrum auction that took place in the first quarter of 2014. We also paid dividends of $680 million to the holders of TELUS Common Shares, returned $500 million of cash to shareholders through share purchases under our 2014 NCIB, issued $1.2 billion of long-term debt and early redeemed our $500 million 5.95% Series CE Notes. Subsequent to September 30, 2014, we paid dividends of $233 million to the holders of TELUS Common Shares. Our capital structure financial policies, financing plan, and report on financing and capital structure management plans are described in Section 4.3.

Cash flows

	Third quarters ended September 30			Nine-month periods ended September 30
($ millions)	2014	2013	Change	2014	2013	Change
Cash provided by operating activities	1,037	1,084	(4.3)%	2,490	2,520	(1.2)%
Cash used by investing activities	(611)	(552)	(10.7)%	(2,955)	(1,602)	(84.5)%
Cash provided (used) by financing activities	(257)	(772)	66.7%	355	(993)	135.8%
Increase (decrease) in cash and temporary investments, net	169	(240)	170.4%	(110)	(75)	(46.7)%
Cash and temporary investments, net, beginning of period	57	272	(79.0)%	336	107	n/m
Cash and temporary investments, net, end of period	226	32	n/m	226	32	n/m

7.2 Cash provided by operating activities

Cash provided by operating activities decreased by $47 million in the third quarter of 2014 and by $30 million in the first nine months of 2014, when compared to the same periods in 2013.

Analysis of changes in cash provided by operating activities

($ millions)	Third quarter	Nine-month period
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2013	1,084	2,520
Year-over-year changes:
Higher EBITDA (see Section 5.4 Wireless segment and Section 5.5 Wireline segment)	30	148
Higher interest paid, including debt prepayment premium	(36)	(33)
Higher income taxes paid, net of recoveries received	(31)	(147)
Lower (higher) employer contributions to defined benefits plans, net of expense	(21)	84
Lower (higher) restructuring disbursements, net of restructuring costs	15	(2)
Lower interest received	—	(2)
Other operating working capital changes	(4)	(78)
Cash provided by operating activities, three-month and nine-month periods ended September 30, 2014	1,037	2,490

•                  Income taxes paid, net of recoveries received, increased year over year, mainly reflecting higher instalment payments resulting from increasing income taxes payable in prior years.

•                  Interest paid increased year over year from our 2014 and 2013 re-financing activities, including debt pre-payment premiums.

•                  Other operating working capital changes included increases in accounts payable and accrued liabilities, partly offset by the increase in accounts receivable in the third quarter of 2014, and decreases in accounts receivable and increases in accounts payable for first nine months of 2014, when compared to the same periods in 2013 (see Section 6 Changes in financial position).

7.3 Cash used by investing activities

Cash used by investing activities increased year over year by $59 million in the third quarter of 2014 and by $1.35 billion in the first nine months of 2014, when compared to the same periods in 2013, and included the following:

•                  A payment for the 700 MHz spectrum licences totalling $1.14 billion was made in the first nine months of 2014.

•                  In 2014, we made business acquisitions and related investments to complement our existing lines of business, totalling $6 million and $46 million in the third quarter and first nine months, respectively. This compares to $3 million and $32 million in the third quarter and first nine months of 2013, respectively.

•                  Our advances and contributions to real estate joint ventures, net of receipts, were $13 million in the third quarter of 2014 and $37 million for the first nine months of 2014, as compared to $5 million in the third quarter of 2013 and $15 million in the first nine months of 2013, primarily reflecting advances under construction credit facilities commensurate with construction progress.

•                  Cash payments for capital assets (excluding spectrum licences) increased by $105 million year over year in the third quarter of 2014 and $229 million year over year for the first nine months of 2014 when compared to the same periods in 2013. This was composed of:

•                  A year-over-year increase in capital expenditures of $102 million in the third quarter and $256 million in the first nine months of 2014 (see table and discussion below).

•                  A comparative decrease in accounts payable and accrued liabilities of $3 million in the third quarter and a comparative increase in accounts payable and accrued liabilities of $27 million in the first nine months of 2014 to reflect payment timing differences in respect of capital expenditures.

Capital expenditure measures

	Third quarters ended September 30				Nine-month periods ended September 30
($ millions)	2014	2013	Change		2014	2013	Change
Capital expenditures (excluding spectrum licences) (1):
Wireless segment	251	194	29.4%		644	499	29.1%
Wireline segment	406	361	12.5%		1,145	1,034	10.7%
Consolidated	657	555	18.4%		1,789	1,533	16.7%
EBITDA less capital expenditures (excluding spectrum licences) (2)	408	480	(15.0)%		1,426	1,534	(7.0)%
Wireless segment capital intensity (%)	15	12	3	pts.	13	11	2	pts.
Wireline segment capital intensity (%)	29	27	2	pts.	28	26	2	pts.
Consolidated capital intensity (2) (%)	22	19	3	pts.	20	18	2	pts.

(1)              Capital expenditures include assets purchased, but not yet paid for, and therefore differ from cash payments for capital assets, as presented on the condensed interim consolidated statements of cash flows. See Note 25(b) of the interim consolidated financial statements.

(2)              See calculation and description in Section 11.1 Non-GAAP financial measures.

Wireless segment capital expenditures increased year over year by $57 million in the third quarter of 2014 and by $145 million year over year in the first nine months of 2014, due to continued investment in wireless broadband infrastructure to enhance our network coverage, speed and capacity, including the deployment of recently acquired 700 MHz spectrum, as well as continued investment in system resiliency and reliability in support of our ongoing customers first initiatives, and to ready the network and systems for future retirement of legacy assets. Wireless segment capital intensity was 15% in the third quarter of 2014, up from 12% in the third quarter of 2013, and 13% in the first nine months of 2014, up from 11% in the same period in 2013.

The wireless EBITDA less capital expenditures was $449 million in the third quarter of 2014, as compared to $486 million in the third quarter of 2013, reflecting a decrease of $37 million or 7.6%, and $1.45 billion in the first nine months of 2014, as compared to $1.51 billion in the first nine months of 2013, reflecting a decrease of $59 million or 3.9% as the increases in EBITDA were more than offset by the increases in capital expenditures.

Wireline segment capital expenditures increased year over year by $45 million in the third quarter of 2014 and by $111 million in the first nine months of 2014. We continue to invest in our broadband infrastructure, including connecting more homes and businesses directly to fibre-optic cable. Investments in broadband infrastructure support TV and high-speed Internet subscriber growth and faster Internet speeds, and extend the reach and functionality of our health solutions. We also continued our investments to support business service growth, added functionality to administrative, client care and service delivery systems and system resiliency and reliability in support of our ongoing customers first initiatives. Wireline segment capital intensity was 29% in the third quarter and 28% in the first nine months of 2014, up from 27% in the third quarter and 26% in the first nine months of 2013.

The wireline EBITDA less capital expenditures was $(41) million in the third quarter of 2014, down from $(6) million in the third quarter of 2013, and $(28) million in the first nine months of 2014, as compared to $21 million in the first nine months of 2013, reflecting higher capital expenditures being only partly offset by higher EBITDA.

7.4 Cash provided (used) by financing activities

Net cash used by financing activities decreased year over year by $515 million in the third quarter of 2014. In the first nine months of 2014, cash provided by financing activities was $355 million, compared to cash used by financing activities of $993 million in the first nine months of 2013. Financing activities included the following:

Dividends paid to the holders of equity shares

Dividends paid to the holders of TELUS shares were $234 million in the third quarter of 2014 and $680 million in the first nine months of 2014, or year-over-year increases of $12 million in the third quarter and $41 million in the nine-month period. The increases reflect higher dividend rates under our dividend growth program offset by lower outstanding shares resulting from shares purchased and cancelled under our NCIB programs.

Purchase of Common Shares for cancellation

In the first nine months of 2014, we purchased approximately 13 million shares under our 2014 NCIB program, reaching the bid maximum cost of $500 million on September 23, 2014. The shares purchased represent approximately 2.1% of the outstanding Common Shares prior to commencement of the NCIB. In respect of our 2015 NCIB, during October 2014, we purchased approximately 0.6 million of our Common Shares by way of the automatic share purchase plan at a cost of $24 million. See Section 4.3 for details of our planned multi-year share purchase programs through 2016.

Normal course issuer bid in 2014

Period	Common Shares purchased and cancelled	Average purchase price per share ($)	Purchase costs ($ millions)	Increase (decrease) in accounts payable ($ millions)	Cash outflow ($ millions)
First quarter	4,312,200	37.22	161	(2)	159
Second quarter	4,809,000	39.27	188	(11)	177
Third quarter	3,883,271	38.79	151	13	164
October	604,600	38.90	24	(3)	21
Total	13,609,071	38.47	524	(3)	521

Short-term borrowings

Short-term borrowings are composed primarily of amounts advanced to us from an arm’s-length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.7 Sale of trade receivables). Proceeds were $400 million throughout 2013, were reduced by $300 million in the first quarter of 2014 and were $100 million at March 31, 2014, June 30, 2014 and September 30, 2014.

Long-term debt issues and repayments

Long-term debt issues, net of repayments, were $153 million in the third quarter of 2014 and $1.85 billion in the first nine months of 2014, and were composed of:

•      A reduction in commercial paper during the third quarter of 2014 from $697 million at June 30, 2014, to $155 million at September 30, 2014. For the first nine months of 2014, commercial paper increased by net $155 million. In comparison, there was a net increase in commercial paper during the third quarter of 2013 from a $NIL balance at June 30, 2013, to $205 million at September 30, 2013, and a reduction in commercial paper of $40 million during the first nine months of 2013.

•      A public issue, on September 10, 2014, of $1.2 billion in senior unsecured notes in two series, an $800 million offering at 3.75% due January 17, 2025, and a $400 million offering at 4.75% due January 17, 2045. The net proceeds were used to repay indebtedness consisting of (a) advances on the 2014 credit facility and commercial paper issued to fund a substantial portion of the early redemption, on September 8, 2014, of our $500 million 5.95% Series CE Notes, and (b) other outstanding commercial paper, which had been incurred for general corporate purposes. Our April 4, 2014 public issue of $1.0 billion in senior unsecured notes was composed of two series: a $500 million offering at 3.20% due April 5, 2021; and a $500 million offering at 4.85% due April 5, 2044. The net proceeds were used to repay the approximately $914 million of indebtedness drawn to fund a portion of the purchase price of the 700 MHz spectrum licences and the remainder was used for general corporate purposes.

These debt issues contributed to the increase in our average term to maturity of long-term debt (excluding commercial paper) to approximately 11.2 years at September 30, 2014, compared to 5.5 years at the end of 2012. Additionally, our weighted average cost of long-term debt was 4.72% at September 30, 2014, as compared to 5.44% at the end of 2012, as a result of our 2013 and 2014 re-financing activities.

On August 7, 2014, we exercised our right to early redeem, on September 8, 2014, all of our $500 million 5.95% Series CE Notes. The long-term debt prepayment premium recorded in the three-month period ended September 30, 2014, was approximately $13 million before income taxes.

No amounts were drawn against our five-year credit facility (but approximately $155 million was utilized to backstop outstanding commercial paper at September 30, 2014). Our commercial paper program provides low cost funds and is fully backstopped by this five-year committed credit facility (see Section 7.6 Credit facilities).

7.5 Liquidity and capital resource measures

Net debt was $9.25 billion at September 30, 2014, an increase of $1.94 billion when compared to one year earlier, resulting from our re-financing activities in 2014, incremental debt issued (primarily for acquisition of Public Mobile and 700 MHz spectrum licences), and a decrease in cash and temporary investments, net of a reduction in short-term borrowings, as discussed above.

Fixed rate debt as a proportion of total indebtedness was 97% at September 30, 2014, up from 92% one year earlier, due to our 2014 and 2013 re-financing activities.

Total capitalization — book value was $17.37 billion at September 30, 2014, an increase of $2.82 billion from one year earlier due to the increase in net debt and retained earnings, partly offset by a reduction in share capital resulting from share purchases under our NCIB programs. Net debt to total capitalization increased to 53.3% at September 30, 2014, from 50.3% one year earlier.

Net debt to EBITDA — excluding restructuring and other like costs ratio was 2.18 times for the 12-month period ended September 30, 2014, up from 1.80 times from one year earlier, as the increase in net debt was partly offset by growth in EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times. At the end of the third quarter of 2014, this ratio was outside of the long-term policy guideline range as a result of funding the purchase of the 700 MHz spectrum licences. We continue to aspire to return to the policy guideline but given the cash demands of upcoming spectrum auctions and other requirements, the timing of such return remains to be determined. While the ratio temporarily exceeds our long-term policy guideline, we are meeting our revolving credit facility covenants, which include a requirement that we not permit TELUS’ consolidated Leverage Ratio to exceed 4.00 to 1.00.See Section 7.6 Credit facilities.

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2014	2013	Change
Components of debt and coverage ratios(1) ($ millions)
Net debt	9,253	7,313	1,940
Total capitalization — book value	17,367	14,547	2,820
EBITDA — excluding restructuring and other like costs	4,248	4,069	179
Net interest cost	418	360	58
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	97.3	91.8	5.5	pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	11.2	8.6	2.6
Net debt to total capitalization (1) (%)	53.3	50.3	3.0	pts.
Net debt to EBITDA — excluding restructuring and other like costs (1)(times)	2.18	1.80	0.38
Coverage ratios (1) (times)
Earnings coverage	5.4	5.5	(0.1)
EBITDA — excluding restructuring and other like costs interest coverage	10.16	11.30	(1.14)
Other measures (%)
Dividend payout ratio of adjusted net earnings (1)	67	68	(1	)pts.
Dividend payout ratio (1)	67	69	(2	)pts.

(1)              See Section 11.1 Non-GAAP financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2014, was 5.4 times, down from 5.5 times one year earlier. Growth in income before borrowing costs and income taxes increased the ratio by 0.5, while higher borrowing costs decreased the ratio by 0.6.

EBITDA — excluding restructuring and other like costs interest coverage ratio for the 12-month period ended September 30, 2014, was 10.16 times, down from 11.30 times one year earlier. An increase in net interest costs (including the September 2014 long-term debt prepayment premium) reduced the ratio by 1.64, while growth in EBITDA — excluding restructuring and other like costs increased the ratio by 0.50, see Section 7.6 Credit facilities.

Dividend payout ratios: Our target guideline is 65 to 75% of sustainable earnings on a prospective basis. The basic and adjusted dividend payout ratios for the 12-month periods ended September 30, 2014 and 2013 were consistent with the target range.

7.6 Credit facilities

At September 30, 2014, we had available liquidity of $2.14 billion from unutilized credit facilities, as well as $400 million available under our trade receivables securitization program (see Section 7.7). This adheres to our objective of generally maintaining at least $1 billion of available liquidity.

Revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of 15 financial institutions that was renewed in the second quarter of 2014 and expires on May 31, 2019. The revolving credit facility is used for general corporate purposes including the backstop of commercial paper, as required.

TELUS credit and other bank credit facilities at September 30, 2014

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 31, 2019	2,250	—	—	(155)	2,095
Other bank facilities	—	125	—	(85)	—	40
Total		2,375	—	(85)	(155)	2,135

(1)              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated Leverage Ratio to exceed 4.00 to 1.00 (our ratio was approximately 2.18 to 1.00 at September 30, 2014) and not permit our consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2.00 to 1.00 (approximately 10.16 to 1.00 at September 30, 2014, and expected to remain well above the covenant) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements, as compared with the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets or goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Other letter of credit facilities

At September 30, 2014, we also had $208 million of uncommitted letter of credit facilities, of which $64 million was utilized at September 30, 2014.

7.7 Sale of trade receivables

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2016, and available liquidity was $400 million at September 30, 2014. (See Note 19 of the interim consolidated financial statements). Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TCI is required to maintain at least a BB credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of November 6, 2014.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during the third quarter of 2014 or as at November 6, 2014.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, and the nature of certain risks that they may be subject to, were described in Section 7.9 of our annual 2013 MD&A.

Liquidity risk

As at September 30, 2014, we had exhausted our shelf prospectus, which was otherwise effective until December 2015, pursuant to which we could, and did, offer $3 billion of debt securities. Subsequent to September 30, 2014, we filed a preliminary shelf prospectus, in effect until December 2016, pursuant to which we could offer $3.0 billion of debt or equity, if finalized.

During the first nine months of 2014, our credit facility was renewed at $2.25 billion with an expiry date of May 31, 2019, see Section 7.6 Credit facilities. We also had $226 million in cash and temporary investments at September 30, 2014. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2014, our contractual commitments related to the acquisition of property, plant and equipment were $302 million through to end of 2015, as compared to $197 million through to end of 2014 at December 31, 2013, primarily driven by the increase in commitments related to broadband design and build.

Indemnification obligations

As at September 30, 2014, we had no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

Management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect in relation to our financial position and the results of our operations, excepting items disclosed in Note 23 of the interim consolidated financial statements dated September 30, 2014.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2014	October 31, 2014
Common Shares	612	611
Common Share options	5	5
Exercisable Common Share options	3	3

7.11 Transactions between related parties

Investments in significant controlled entities

As at September 30, 2014, TELUS Corporation controlled 100% of the equity of TELUS Communications Inc., which in turn controlled 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY. This is unchanged from December 31, 2013.

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities, and consist of our Board of Directors and our Executive Leadership Team. Total compensation expense amounts for key management personnel were $8 million and $31 million, respectively, in the third quarter and first nine months of 2014, as compared to $13 million and $27 million, respectively, in the third quarter and first nine months of 2013. The decrease in the third quarter of 2014 resulted from reduced share-based compensation arising from differing TELUS Common Share price movements in the respective periods. See Note 24(a) of the interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

We made employer contributions to defined benefit pension plans as shown in the table in Section 7.2. We also provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In the first nine months of 2014, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 18 of the interim consolidated financial statements. Commitments and contingent liabilities for the real estate joint ventures include construction-related contractual commitments through to 2017 (approximately $116 million at September 30, 2014), a 20-year operating lease commitment commencing in 2015 and construction credit facilities ($381 million with two Canadian financial institutions as 50% lender and TELUS as 50% lender). The TELUS Garden residential tower has sales contracts in place for substantially all units, while at September 30, 2014, the proportion of space leased in the TELUS Garden office tower was approximately 93%.

8.              Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the consolidated financial statements dated December 31, 2013. Our critical accounting estimates and significant judgments are described in Section 8.1 of our annual 2013 MD&A. The preparation of financial statements in conformity with IFRS-IASB requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

8.2 Accounting policy developments

Revenue from contracts with customers: IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2017. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue and to develop the common revenue standard. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. We are currently assessing the impacts and retrospective transition provisions of the new standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. We, like many other telecommunications companies, currently expect to be materially affected by its application, primarily in respect of the timing of revenue recognition and in respect of capitalization of costs of obtaining a contract with a customer and contract fulfillment costs. The timing of revenue recognition, and the classification of our revenues as either service or equipment, will be affected due to the allocation of consideration in multiple element arrangements (solutions for our customers that may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time) no longer being affected by limitation cap methodology.

The effects of the revenue recognition timing and the classification of revenue are expected to be most pronounced in our Wireless segment results. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of such revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). Although the underlying transaction economics would not differ, during sustained periods of growth in the number of Wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear greater than under current practice (using the limitation cap methodology). Wireline segment results arising from transactions that include the initial provision of subsidized hardware will be similarly affected.

Similarly, the measurement, over the life of a contract, of total costs of contract acquisition and contract fulfillment costs will be unaffected by the new standard. The new standard, which will affect both our Wireless and Wireline segments, will result in such costs being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during sustained periods of growth in the number of customer connection additions, assuming comparable per unit costs of acquisition and contract fulfillment, absolute profitability measures would appear greater than under the current practice of immediate expensing of such costs.

Our operations and associated systems are complex and the currently estimated time and effort necessary to develop and implement the accounting policies, estimates, judgments and processes (including incremental requirements of our information technology systems) to comply with the new standard is expected to span a period of time through to, at least, late 2015. As a result, at this time, it is not possible to make reasonable quantitative estimates of the effects of the new standard.

Other issued standards: Other issued standards required to be applied for periods beginning on or after January 1, 2014, have no material effect on our financial performance.

9.              General outlook and assumptions

Our discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Reflecting the successful integration efforts of Public Mobile in 2014, our revised expectation is consolidated and wireless EBITDA for 2014 being negatively impacted by less than $20 million (previously $40 million).

Except as noted above and in Section 9 of TELUS’ first quarter 2014 MD&A, the assumptions for our 2014 outlook, as described in Section 9 General outlook and assumptions of our annual 2013 MD&A, remain the same.

10.       Risks and risk management

Our principal risks and uncertainties that could affect our future business results and our associated risk mitigation activities were described in our annual 2013 MD&A.

10.1 Regulatory matters

The following are updates to Section 10.4 Regulatory matters in our annual 2013 MD&A, as updated in the first and second quarter 2014 MD&A.

Industry Canada consultations

AWS-4 Licensing Framework Consultation

On May 21, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Use of the Bands 2000 — 2020 MHz and 2180 — 2200 MHz. In this framework, the Minister of Industry proposes that licensees not be permitted to transfer any of the AWS-4 spectrum to large wireless carriers for the duration of the licenses (20 years). A large wireless carrier is defined as a company with 10% or more national or 20% or more provincial wireless subscriber market share. This term also includes an affiliate, agent or representative of such a company. Half of the spectrum, which has never been auctioned, is currently licensed to mobile services providers for both satellite- and terrestrial-based networks across the country but has never been deployed.

AWS-3 Licensing Framework Consultation

On July 28, 2014, Industry Canada opened its Consultation on a Policy, Technical and Licensing Framework for Advanced Wireless Services in the Bands 1755 — 1780 MHz and 2155 — 2180 MHz (AWS-3). In this framework, the Minister of Industry proposes to auction 50 MHz of AWS-3 spectrum in March 2015 in advance of the April 2015 2500 MHz auction and set aside 30 MHz (or 60%) of the spectrum for wireless carriers with less than 10% national and 20% provincial wireless subscriber market share.

Consultation on Policy Changes in the 3500 MHz band

On August 19, 2014, Industry Canada opened its Consultation on Policy Changes in the 3500 MHz Band (3475 – 3650 MHz) and a New Licensing Process in Rural Areas as a follow up to its November 2013 Decisions Concerning the Renewal of 2300 MHz and 3500 MHz Licences document. The 3500 MHz band is proposed to be reallocated to mobile use, in line with expected international developments, although there is still significant uncertainty about the international mobile band plan and ecosystem for this band. Industry Canada proposes to convert in the future the urban market 3500 MHz licences to mobile services, which will likely see these licences re-called and re-auctioned in the next four years. We hold 30 such licences for which we paid a total of $5.5 million in the 2004 and 2005 auctions.

Regulatory and federal government reviews

The CRTC and federal government announced a number of public proceedings and reviews that will continue in the fourth quarter of 2014:

Wireline wholesale services review

On October 15, 2013, the CRTC initiated a major review of the existing regulatory framework for wireline wholesale services in Telecom Notice of Consultation CRTC 2013-551, Review of wholesale services and associated policies. This wide-ranging policy proceeding will include an oral hearing in the fourth quarter of 2014 with a decision expected in the second quarter of 2015. The outcome of this review may change aspects of the current regulatory framework for wireline wholesale services. Among other matters, it will address the question of whether competitors that choose not to build their own fibre-to-the-premises (FTTP) facilities should enjoy regulated access to the FTTP facilities owned by TELUS and other large telephone and cable companies. These changes could negatively impact our future business strategies.

Satellite and other transport services

In Telecom Regulatory Policy CRTC 2013-771 released on December 18, 2013, the CRTC announced that a previously planned review of basic telecommunications services will include a review of the transport infrastructure in Yukon, Nunavut and the Northwest Territories. This review will include an assessment of whether a mechanism should be established to fund infrastructure investments in transport facilities. This proceeding may lead to increased subsidy payments to support facility construction outside of TELUS’ serving territories.

At the same time, the CRTC identified the high cost of satellite transport as an impediment to meeting its broadband target and announced its intention to conduct an inquiry into satellite services. On February 6, 2014, the CRTC initiated this inquiry, specifically into satellite services provided to other telecommunications service providers. The proceeding is now closed and the final report of the Inquiry Officer is expected to be submitted to the CRTC in the fourth quarter of 2014. The report is not expected to have a material impact on Company operations, but its conclusions will influence the consideration of the transport infrastructure component of the basic telecommunications services review noted above.

Wireless wholesale services review

On October 16, 2013, as part of the Governor General’s speech from the throne, the federal government indicated that it would take steps to reduce roaming costs on networks within Canada. On December 12, 2013, the CRTC initiated a review of wireless wholesale roaming arrangements. The proceeding examined (i) whether or not, as a question of fact, there is a situation of unjust discrimination or undue preference with respect to wholesale roaming arrangements in Canada, and (ii) what remedies would be appropriate if the Commission finds there is unjust discrimination or undue preference in any wholesale roaming arrangements.

In the federal budget released on February 11, 2014, the federal government announced a proposal to amend the Telecommunications Act to cap wholesale wireless roaming rates to prevent wireless providers from charging other companies more than they charge their own customers for mobile voice, data and text services. On March 31, 2014, the federal government introduced Bill C-31, Economic Action Plan 2014 Act, No. 1 (the Bill), which included specific provisions that would cap wholesale wireless roaming rates charged to Canadian carriers for voice, data and text roaming services; on June 19, 2014, the Bill came into effect. It is expected that this measure will be in place until the CRTC concludes its investigation, initiated on February 20, 2014, on whether the wholesale mobile wireless market is sufficiently competitive and makes a decision on roaming rates. At this time, the wholesale roaming cap does not have a material impact on Company operations.

On July 31, 2014, the CRTC issued Telecom Decision CRTC 2014-398, its ruling on the review initiated on December 12, 2013. In its decision, the CRTC determined that one carrier had engaged in unjust discrimination and undue preference with respect to the mobile wireless roaming rates it charged certain new entrants for voice, data and text services. The CRTC made no such finding against TELUS. The CRTC declined to put in place a remedy to adjust roaming rates for unjust discrimination on the basis that the recently enacted roaming cap (see details above) reduces the risk of future unjust discrimination with respect to wholesale mobile roaming rates. The CRTC also indicated that, as a going-forward condition of service, the offering and provision of roaming services by Canadian mobile wireless carriers is subject to the condition that carriers are prohibited from applying exclusivity provisions in wholesale roaming arrangements with other Canadian mobile wireless carriers.

In February 2014, the CRTC initiated a proceeding to determine whether the wholesale mobile wireless services market is sufficiently competitive and, if not, what regulatory measures are required. Matters within the scope of the proceeding included regulated rates for roaming or tower and site sharing, or any other mandated wholesale services. The oral hearing for this proceeding took place in September 2014 and a decision is expected in the first quarter of 2015. It is too early to determine the impact the outcome of this proceeding may have on Company operations.

Federal government review of paper bill charges

On October 21, 2014, the federal government introduced Bill C-43, Economic Action Plan 2014 Act, No.2, which Bill includes proposals to amend the Broadcasting Act and the Telecommunications Act to prohibit charging subscribers for paper bills.  We are currently studying the proposed amendments and their possible operational impact. The proposed paper bill legislation is not expected to have a material impact on Company operations.

Introduction of Administrative Monetary Penalties Scheme

On October 21, 2014, the federal government introduced Bill C-43, Economic Action Plan 2014 Act, No. 2, which Bill includes proposals for the introduction of a generalized administrative monetary penalty scheme in the Telecommunications Act to be overseen by the CRTC applicable to both individuals and corporations. The proposed amendment would allow the CRTC to impose an administrative monetary penalty on a corporation in an amount not to exceed $10 million for a first contravention and up to $15 million for a subsequent contravention. There are also provisions for the introduction of a more focused administrative monetary scheme under the Radiocommunication Act administered by the Minister of Industry, relating to unauthorized operation of radio apparatus, contraventions of new requirements concerning jammers and contraventions of auction rules, standards and procedures.

Basic Telecommunications Services

The CRTC has announced that it will conduct, by means of a public hearing, a comprehensive review to determine what services (e.g. voice and broadband) are required by all Canadians to fully participate in the digital economy and whether there should be changes to the national contribution mechanism, under which basic telecommunications services in high-cost areas are subsidized. It is expected that the CRTC will release a public notice outlining the scope of the proceeding in further detail later this year. It is too early to determine what impact the outcome of this proceeding will have on the Company.

Public Consultation on Television Broadcasting and Distribution (Let’s Talk TV Review)

The CRTC has recently concluded a review of the regulatory framework relating to television broadcasting. The consultation culminated in a two-week public hearing held in September 2014. A number of issues were discussed in this proceeding, including the CRTC’s proposal to increase the ability of consumers to choose to subscribe to programming services on a service-by-service basis, whether to require contribution payments from currently exempted content providers and how to set wholesale rates for programming services in an environment that promotes greater choice for consumers. It is unlikely that any of the determinations resulting from this proceeding will have a material impact on Company operations.

Risk mitigation: We will continue to encourage the CRTC to reduce the scope of network facilities subject to mandated competitor access. If access to FTTP infrastructure is mandated as a result of the wireline wholesale services review proceeding, potential future FTTP investments by carriers of all kinds would be discouraged.

We are participating in both satellite and transport-related proceedings and are arguing, as a net payer, against an additional industry-funded subsidy mechanism flowing to Yukon, Nunavut and the Northwest Territories.

We participated in the wireless wholesale services review proceeding to demonstrate that the wireless marketplace is competitive and there is no need for additional CRTC regulation in respect of wireless wholesale services, including roaming rates and rates for access to towers and sites.

We are monitoring the proposed paper bill legislation and will examine the specific language and requirements when enacted to determine their operational impact. We will work to renew our commitment to enhance compliance with our regulatory obligations in view of the pending introduction of broadened administrative monetary penalties under the Telecommunications Act and the Radiocommunication Act.

We have participated in the CRTC TV Regulatory Framework Review and supported the CRTC’s goal to make greater choice available for our TV subscribers. We have focused on changes to the regulatory framework needed to address concerns related to vertical integration in the broadcasting sector and artificially high wholesale prices for programming services maintained through the sale of services through large packages (which does not reflect consumer demand for any specific service in the large bundle).

11.       Definitions and reconciliations

11.1 Non-GAAP financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS and its segments, as well as to determine compliance with debt covenants and to manage the capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This basic measure is defined as the quarterly dividend declared per share for the most recently completed quarter, as reported in the consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years).

Calculation of Dividend payout ratio

Twelve-month periods ended September 30 ($)	2014	2013
Numerator — Annualized third quarter dividend declared per equity share (1)	1.52	1.36
Denominator — Net income per equity share (1)	2.28	1.96
Ratio (%)	67	69

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Dividend payout ratio of adjusted net earnings: More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, long-term debt prepayment premiums and items adjusted for in EBITDA. Our policy guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings on a prospective basis (see Section 4.3).

Calculation of Dividend payout ratio of adjusted net earnings

Twelve-month periods ended September 30 ($)	2014	2013
Numerator — Annualized third quarter dividend declared per equity share (1)	1.52	1.36
Adjusted net earnings ($ millions):
Net income attributable to equity shares	1,403	1,267
Add back long-term debt prepayment premium after income taxes	10	17
Add back net unfavourable (deduct net favourable) income tax-related adjustments (see Section 5.2)	(14)	5
Net-cash settlement feature	—	(2)
	1,399	1,287
Denominator — Adjusted net earnings per share (1)	2.28	1.99
Adjusted ratio (%)	67	68

(1)         Reflects the two-for-one stock split effective April 16, 2013.

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Twelve-month periods ended September 30 ($ millions, except ratio)	2014	2013
Net income attributable to equity shares	1,403	1,267
Income taxes	485	465
Borrowing costs (Interest on long-term debt plus Interest on short-term borrowings and other plus Long-term debt prepayment premium)	431	388
Numerator	2,319	2,120
Denominator — Borrowing costs	431	388
Ratio (times)	5.4	5.5

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to operating revenues less the total of goods and services purchased expense and employee benefits expense.

We may also calculate an adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations, that should not be considered in a valuation metric or that should not be included in an assessment of our ability to service or incur debt. In respect of the TELUS Garden residential real estate partnership, which is included in the wireline segment, we do not anticipate retaining an ownership interest in the TELUS Garden residential condominium following completion of construction. For the TELUS Garden residential real estate partnership, in the third quarters of 2014 and 2013, we recorded equity losses of $NIL.

EBITDA reconciliation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
Net income	355	356	1,113	1,004
Financing costs	124	109	341	337
Income taxes	127	125	395	384
Depreciation	363	342	1,057	1,033
Amortization of intangible assets	96	103	309	309
EBITDA	1,065	1,035	3,215	3,067

EBITDA — excluding restructuring and other like costs: We report this measure as a supplementary indicator of our operating performance. It is also utilized in the calculation of Net debt to EBITDA — excluding restructuring and other like costs and EBITDA — excluding restructuring and other like costs interest coverage.

Calculation of EBITDA — excluding restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
EBITDA	1,065	1,035	3,215	3,067
Restructuring and other like costs included in EBITDA	30	15	49	65
EBITDA — excluding restructuring and other like costs	1,095	1,050	3,264	3,132

EBITDA — excluding restructuring and other like costs interest coverage: This measure is defined as EBITDA excluding restructuring and other like costs, divided by net interest cost, calculated on a 12-month trailing basis. This measure is similar to the Coverage Ratio covenant in our credit facilities (see Section 7.6).

EBITDA less capital expenditures (excluding spectrum licences): We report this measure as a supplementary indicator of our operating performance. We calculate this measure as a simple cash flow at a consolidated level and for our two segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures (excluding spectrum licences)

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
EBITDA	1,065	1,035	3,215	3,067
Capital expenditures (excluding spectrum licences)	(657)	(555)	(1,789)	(1,533)
EBITDA less capital expenditures (excluding spectrum licences)	408	480	1,426	1,534

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares under an NCIB program, or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
EBITDA	1,065	1,035	3,215	3,067
Restructuring (disbursements) net of restructuring costs	9	(6)	(10)	(8)
Items from the consolidated statements of cash flows:
Share-based compensation	20	21	59	46
Net employee defined benefit plans expense	21	27	65	81
Employer contributions to employee defined benefit plans	(22)	(7)	(73)	(173)
Interest paid	(98)	(62)	(283)	(250)
Interest received	—	—	1	3
Capital expenditures (excluding spectrum licences)	(657)	(555)	(1,789)	(1,533)
Free cash flow before income taxes	338	453	1,185	1,233
Income taxes paid, net of refunds received	(119)	(88)	(465)	(318)
Free cash flow	219	365	720	915

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with cash provided by operating activities

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
Free cash flow	219	365	720	915
Add back capital expenditures (excluding spectrum licences)	657	555	1,789	1,533
Adjustments to reconcile to cash provided by operating activities	161	164	(19)	72
Cash provided by operating activities	1,037	1,084	2,490	2,520

Net debt: We believe that net debt is a useful measure because it represents the amount of short-term borrowings and long-term debt obligations that are not covered by available cash and temporary investments. The nearest IFRS measure to net debt is long-term debt, including current maturities of long-term debt. Net debt is a component of the Net debt to EBITDA — excluding restructuring and other like costs ratio.

Calculation of Net debt

As at September 30 ($ millions)	2014	2013
Long-term debt including current maturities	9,335	6,904
Debt issuance costs netted against long-term debt	44	32
Cash and temporary investments	(226)	(32)
Short-term borrowings	100	409
Net debt	9,253	7,313

Net debt to EBITDA — excluding restructuring and other like costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. Our long-term policy guideline for this ratio is from 1.50 to 2.00 times.

Net debt to total capitalization: This is a measure of the proportion of debt used in the capital structure of TELUS.

Net interest cost: This measure is the denominator in the calculation of EBITDA — excluding restructuring and other like costs interest coverage. Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 12-month periods ended September 30, 2014 and 2013. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $418 million in the 12-month period ended September 30, 2014 and $360 million in the 12-month period ended September 30, 2013.

Restructuring and other like costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Components of restructuring and other like costs

	Third quarters ended September 30		Nine-month periods ended September 30
($ millions)	2014	2013	2014	2013
Goods and services purchased	14	2	15	10
Employee benefits expense	16	13	34	55
Restructuring and other like costs included in EBITDA	30	15	49	65

Total capitalization- book value is defined and calculated as follows:

Calculation of total capitalization — book value

As at September 30 ($ millions)	2014	2013
Net debt	9,253	7,313
Owners’ equity	8,143	7,267
Deduct accumulated other comprehensive income	(29)	(33)
Total capitalization — book value	17,367	14,547

11.2 Wireless operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) is calculated as network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month.

Churn per month is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A TELUS or Koodo brand prepaid subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Cost of acquisition (COA) consists of the total of the device subsidy (the device cost to TELUS less the initial charge to the customer), commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to network revenue represents direct costs associated with marketing and promotional efforts (including device subsidies and commissions) aimed at the retention of the existing subscriber base, divided by network revenue.

Wireless subscriber unit (subscriber) is defined as an active recurring revenue-generating unit (e.g. cellular phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number) that has access to the wireless voice and/or data networks for communication. In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude M2M devices, such as those for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions except per share amounts)	2014	2013	2014	2013
OPERATING REVENUES
Service	$2,801	$2,687	$8,252	$7,902
Equipment	199	168	560	506
	3,000	2,855	8,812	8,408
Other operating income	28	19	62	48
	3,028	2,874	8,874	8,456
OPERATING EXPENSES
Goods and services purchased	1,333	1,237	3,823	3,613
Employee benefits expense	630	602	1,836	1,776
Depreciation	363	342	1,057	1,033
Amortization of intangible assets	96	103	309	309
	2,422	2,284	7,025	6,731
OPERATING INCOME	606	590	1,849	1,725
Financing costs	124	109	341	337
INCOME BEFORE INCOME TAXES	482	481	1,508	1,388
Income taxes	127	125	395	384
NET INCOME	355	356	1,113	1,004
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(4)	2	(4)	(1)
Foreign currency translation adjustment arising from translating financial statements of foreign operations	3	(6)	4	—
Change in unrealized fair value of available-for-sale financial assets	2	5	(2)	(6)
	1	1	(2)	(7)
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements	(14)	152	207	243
	(13)	153	205	236
COMPREHENSIVE INCOME	$342	$509	$1,318	$1,240
NET INCOME PER EQUITY SHARE
Basic	$0.58	$0.56	$1.80	$1.55
Diluted	$0.58	$0.56	$1.80	$1.55
DIVIDENDS DECLARED PER EQUITY SHARE	$0.38	$0.34	$1.12	$1.00
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING
Basic	613	633	617	646
Diluted	615	635	619	649

2

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	September 30, 2014	December 31, 2013
ASSETS
Current assets
Cash and temporary investments, net	$226	$336
Accounts receivable	1,383	1,461
Income and other taxes receivable	97	32
Inventories	306	326
Prepaid expenses	259	168
Current derivative assets	11	6
	2,282	2,329
Non-current assets
Property, plant and equipment, net	8,846	8,428
Intangible assets, net	7,757	6,531
Goodwill, net	3,755	3,737
Real estate joint ventures	18	11
Other long-term assets	841	530
	21,217	19,237
	$23,499	$21,566

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	$100	$400
Accounts payable and accrued liabilities	1,993	1,735
Income and other taxes payable	4	102
Dividends payable	233	222
Advance billings and customer deposits	733	729
Provisions	79	110
Current maturities of long-term debt	155	—
Current derivative liabilities	—	1
	3,297	3,299
Non-current liabilities
Provisions	211	219
Long-term debt	9,180	7,493
Other long-term liabilities	612	649
Deferred income taxes	2,056	1,891
	12,059	10,252
Liabilities	15,356	13,551
Owners’ equity
Common equity	8,143	8,015
	$23,499	$21,566

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2014	2013	2014	2013
OPERATING ACTIVITIES
Net income	$355	$356	$1,113	$1,004
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	459	445	1,366	1,342
Deferred income taxes	37	15	88	21
Share-based compensation expense	20	21	59	46
Net employee defined benefit plans expense	21	27	65	81
Employer contributions to employee defined benefit plans	(22)	(7)	(73)	(173)
Other	(16)	3	(59)	2
Net change in non-cash operating working capital	183	224	(69)	197
Cash provided by operating activities	1,037	1,084	2,490	2,520
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	(587)	(482)	(1,719)	(1,490)
Cash payments for spectrum licences	—	(67)	(1,143)	(67)
Cash payments for acquisitions and related investments	(6)	(3)	(46)	(32)
Real estate joint ventures advances and contributions	(14)	(5)	(39)	(16)
Real estate joint venture receipts	1	—	2	1
Proceeds on dispositions	2	6	7	7
Other	(7)	(1)	(17)	(5)
Cash used by investing activities	(611)	(552)	(2,955)	(1,602)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	(234)	(222)	(680)	(639)
Purchase of Common Shares for cancellation	(164)	(762)	(500)	(1,000)
Issuance and repayment of short-term borrowings	(5)	8	(300)	7
Long-term debt issued	2,705	1,170	6,614	3,442
Redemptions and repayment of long-term debt	(2,552)	(965)	(4,766)	(2,790)
Other	(7)	(1)	(13)	(13)
Cash provided (used) by financing activities	(257)	(772)	355	(993)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	169	(240)	(110)	(75)
Cash and temporary investments, net, beginning of period	57	272	336	107
Cash and temporary investments, net, end of period	$226	$32	$226	$32
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(98)	$(62)	$(283)	$(250)
Interest received	$—	$—	$1	$3
Income taxes paid, net	$(119)	$(88)	$(465)	$(318)

4

Segmented information	(unaudited)

Three-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$1,684	$1,563	$1,344	$1,311	$—	$—	$3,028	$2,874
Intersegment revenue	13	12	46	43	(59)	(55)	—	—
	$1,697	$1,575	$1,390	$1,354	$(59)	$(55)	$3,028	$2,874
EBITDA(1)	$700	$680	$365	$355	$—	$—	$1,065	$1,035
CAPEX, excluding spectrum licences(2)	$251	$194	$406	$361	$—	$—	$657	$555
EBITDA less CAPEX, excluding spectrum licences	$449	$486	$(41)	$(6)	$—	$—	$408	$480
					Operating revenues (above)		$3,028	$2,874
					Goods and services purchased		1,333	1,237
					Employee benefits expense		630	602
					EBITDA (above)		1,065	1,035
					Depreciation		363	342
					Amortization		96	103
					Operating income		606	590
					Financing costs		124	109
					Income before income taxes		$482	$481

Nine-month periods ended	Wireless		Wireline		Eliminations		Consolidated
September 30 (millions)	2014	2013	2014	2013	2014	2013	2014	2013
Operating revenues
External revenue	$4,843	$4,545	$4,031	$3,911	$—	$—	$8,874	$8,456
Intersegment revenue	39	36	131	126	(170)	(162)	—	—
	$4,882	$4,581	$4,162	$4,037	$(170)	$(162)	$8,874	$8,456
EBITDA(1)	$2,098	$2,012	$1,117	$1,055	$—	$—	$3,215	$3,067
CAPEX, excluding spectrum licences(2)	$644	$499	$1,145	$1,034	$—	$—	$1,789	$1,533
EBITDA less CAPEX, excluding spectrum licences	$1,454	$1,513	$(28)	$21	$—	$—	$1,426	$1,534
					Operating revenues (above)		$8,874	$8,456
					Goods and services purchased		3,823	3,613
					Employee benefits expense		1,836	1,776
					EBITDA (above)		3,215	3,067
					Depreciation		1,057	1,033
					Amortization		309	309
					Operating income		1,849	1,725
					Financing costs		341	337
					Income before income taxes		$1,508	$1,388

(1)          Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).

5